Exhibit 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”) is entered into as of March 26, 2012, by and among Burger King Corporation, a Florida corporation (“Seller”), Carrols LLC, a Delaware limited liability company (“Buyer”), and Carrols Restaurant Group, Inc., a Delaware corporation (“Parent”).

RECITALS

WHEREAS, Seller is engaged in the business of developing, operating and granting franchises to operate quick service restaurants known as Burger King restaurants (the “Burger King Restaurants”) throughout the United States;

WHEREAS, Seller currently operates over 800 Burger King Restaurants in the United States;

WHEREAS, Buyer, a wholly-owned subsidiary of Carrols Corporation, a Delaware corporation (“Carrols”), and an indirect wholly-owned subsidiary of Parent, has franchising rights to operate certain Burger King Restaurants in various locations throughout the United States; and

WHEREAS, Seller wishes to sell, transfer, assign and convey to Buyer, and Buyer wishes to purchase and assume from Seller, on the terms and conditions set forth herein, all of Seller’s right, title and interest in and to the Purchased Assets (as defined herein) used in the operation of those certain Burger King Restaurants set forth on Exhibit A to this Agreement (collectively, the “Subject Restaurants” and each individually a “Subject Restaurant”).

NOW, THEREFORE, in consideration of the mutual covenants, representations and agreements herein, the parties hereto agree as follows:

TERMS OF AGREEMENT

ARTICLE I

DEFINITIONS

1.1 Defined Terms. For purposes of this Agreement, unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth below:

“Accrued Vacation” means the aggregate dollar amount of vacation time accrued on the books and records of Seller in accordance with GAAP, on a basis consistent with past practices, for the Subject Restaurant Employees who begin employment with Buyer as of the Closing Date.

“Action” means a suit, claim, action, proceeding, inquiry, investigation, litigation, demand, charge, complaint, grievance, arbitration, indictment, information, or grand jury subpoena.

“Aggregate Consideration” means the Purchase Price as calculated using the Dollar Value of Stock Consideration.

“Aggregate Franchise Fee Amount” means an amount equal to the sum of (i) the product of (A) $50,000 and (B) the number of Subject Restaurants which will be subject to a 20 year franchise term after the closing, and (ii) the product of (A) $2,500 and (B) the number of years in the post-Closing franchise terms, in the aggregate, for all Subject Restaurants with a franchise term of less than 20 years. Notwithstanding the foregoing, any Subject Restaurant that is on a Non-Consented Property shall not be included when calculating the Aggregate Franchise Fee Amount.

“Aggregate Store Bank Amount” means an amount equal to the product of (i) $1,000 and (ii) the number of Subject Restaurants set forth on Exhibit A.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof.

“Assumed Liabilities” means all liabilities and obligations of Seller under the Assumed Contracts that arise after the Closing (except to the extent relating to a breach, default or violation by Seller of such Assumed Contact on or prior to the Closing).

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.

“Buyer Credit Facility” means the Credit Agreement, dated as of August 5, 2011, among Carrols LLC, Wells Fargo Bank, National Association, as administrative agent, M&T Bank, as syndication agent, Regions Bank, as documentation agent, and the lenders party thereto, as amended.

“Certificate of Designation” means the Certificate of Designation of the Preferred Stock, in substantially the form attached hereto as Exhibit B.

“Closing Cash Payment” means an amount equal to the Aggregate Store Bank Amount plus the Estimated Store Inventory Amount.

“Code” means the Internal Revenue Code of 1986, as amended, and treasury regulations promulgated thereunder.

“Common Stock” means Parent’s common stock, par value $0.01 per share.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement between Carrols, Parent, Buyer and Seller dated June 7, 2011.

“Contract” means any agreement, contract, lease, note, mortgage, indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking or obligation, whether written or oral, to which Seller is a party.

“Dollar Value of Stock Consideration” shall mean an amount equal to (a) the number of Conversion Shares into which the Preferred Stock is exercisable immediately prior to the Closing Date (assuming Stockholder Approval had been obtained at such time) times (b) the average closing price of the Common Stock on the NASDAQ Global Market for the five trading days ending immediately prior to the Closing Date.

“End Date” means the date that is 120 days from the date hereof.

“Environmental Laws” means any applicable Law relating to pollution (or the cleanup thereof) including the emission of air pollutants, discharge of water or soil pollutants or process waste water, or otherwise relating to the protection of human health or the environment, human health or safety or hazardous substances or solid waste, including but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, 42 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq.; Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. §§ 136 et seq.; the Safe Drinking Water Act, 21 U.S.C. § 349 and 42 U.S.C. §§ 201 and 300f et seq.; the National Environmental Policy Act, 42 U.S.C. §§ 4321 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. 1801 et seq.; and the Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq., each as amended, and their state or local counterparts.

“Estimated Store Inventory Amount” means an amount equal to the product of (i) $9,000 and (ii) the number of Subject Restaurants set forth on Exhibit A.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Liabilities” means any and all debts, liabilities and obligations of Seller of any kind whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, other than the Assumed Liabilities.

“Financing” means (i) the issuance by Buyer, Parent or Carrols of debt securities pursuant to Rule 144A under the Securities Act (or as otherwise agreed by the parties) resulting in an amount of aggregate proceeds as may be reasonably agreed to by Parent, Buyer and Seller; provided that such amount is sufficient for the purposes of (A) repaying all outstanding indebtedness under the Buyer Credit Facility including all principal amounts plus accrued and unpaid interest thereon and fees and expenses relating thereto, (B) funding (together with expected cash flow from operations) Buyer’s obligations in connection with the Remodeling Plan under the Operating Agreement and (C) paying any other amounts due to Seller as of the Closing pursuant to this Agreement and the other Transaction Documents, and (ii) the entering into by Buyer, Parent and/or Carrols of a new senior secured credit agreement providing for a revolving credit facility for working capital and general corporate purposes.

“Financing Source(s)” means lenders, investment banks, bondholders, underwriters, placement agents and other financial advisors or other financing sources, and the respective agents and trustees of the foregoing.

“GAAP” means generally accepted accounting principles in effect in the United States of America.

“Governmental Authority” means any nation or government, any state, regional, local or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Substances” means pollutants, contaminants, chemicals, toxic, dangerous or hazardous substances or wastes, oil or petroleum products or any fraction thereof, flammables or any other substances whose nature and/or quantities of existence, use, release, manufacture or effect renders it subject to the Environmental Laws; provided, that the term “Hazardous Substances” shall not include substances which are used in the ordinary course of a fast food restaurant business, so long as such substances are used, handled, transported or stored in compliance with the Environmental Laws.

“Inventory” means all food, uniforms and other miscellaneous inventory items (including, without limitation, promotional materials) located in the Subject Restaurants.

“Knowledge” means, (i) in the case of Seller, with respect to each representation and warranty or covenant set forth on Schedule 1.1, the actual knowledge of each of the individuals set forth on Schedule 1.1 opposite such representation and warranty or covenant and (ii) in the case of Buyer or Parent, the actual knowledge of each of Daniel T. Accordino, Paul Flanders, Rick Cross, William Myers and Joseph Zirkman.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Lease(s)” means all of the leases, subleases, rights to occupy or use, licenses and other arrangements with respect to the use or occupancy of any of the Leased Real Property, together with all amendments, modifications, side letters, estoppel letters, supplements, waivers and consents thereto.

“Liability” means any liability, obligation or commitment of any nature whatsoever (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, or otherwise), including any liability for Taxes.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, restriction on transfer, right of first refusal, pre-emptive right, claim, adverse claim, priority, hypothecation or charge of any kind.

“Losses” means all claims, Liabilities, obligations, losses, fines, costs, proceedings or damages including all reasonable out-of-pocket fees and disbursements of counsel incurred in the investigation or defense of any of the same or in asserting any party’s respective rights hereunder but excluding consequential, punitive, indirect or exemplary damages (unless, in each case, resulting from third party claims).

“Material Adverse Effect” means any fact, circumstance, event, change, effect, condition, or occurrence (each an “Event”) that, either individually or in the aggregate, has or could reasonably be expected to have a material adverse effect on (a) the financial condition or results of operations of the Subject Restaurants or the Purchased Assets, taken as a whole, or (b) the ability of Seller to perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include any Event, directly or indirectly, arising out of or attributable to: (i) any changes, conditions or effects in the United States or foreign economies or securities or financial markets in general; (ii) changes, conditions or effects that affect the industries in which Seller operates; (iii) any change, effect or circumstance resulting from the announcement of this Agreement or an action required by this Agreement; or (iv) conditions caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or other acts of God, except, in the case of any Event described in clauses (i), (ii) or (iv) above, those Events that have or are reasonably likely to disproportionately or uniquely impact the Subject Restaurants, taken as a whole, as compared to other entities operating in the industries or markets in which Subject Restaurants operate (and in any such case, only such disproportionate impact shall be taken into account in determining if a Material Adverse Effect has occurred).

“Parent Material Adverse Effect” means any Event that, either individually or in the aggregate, has or could reasonably be expected to have a material adverse effect on (a) the financial condition or results of operations of the Parent and its subsidiaries, taken as a whole, or (b) the ability of Parent to perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that “Parent Material Adverse Effect” shall not include any Event, directly or indirectly, arising out of or attributable to: (i) any changes, conditions or effects in the United States or foreign economies or securities or financial markets in general; (ii) changes, conditions or effects that affect the industries in which Parent or its subsidiaries operate; (iii) any change, effect or circumstance resulting from the announcement of this Agreement or resulting from the Financing (or the announcement thereof), the Spin-Off or any action required by this Agreement; or (iv) conditions caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or other acts of God except, in the case of any Event described in clauses (i), (ii) or (iv) above, those Events that have or are reasonably likely to disproportionately or uniquely impact the Parent and its subsidiaries, taken as a whole, as compared to other entities operating in the industries or markets in which Parent and its subsidiaries operate (and in any such case, only such disproportionate impact shall be taken into account in determining if a Parent Material Adverse Effect has occurred).

“Permit” means any license, permit, certificate, declaration, validation, exemption, consent, franchise, accreditation, registration, or other authorization or approval, issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Permitted Liens” means (i) Liens for Taxes not yet delinquent or for Taxes that the taxpayer is contesting in good faith (“Tax Liens”), (ii) Liens of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements identified on Schedule 6.10(c), (iii) zoning, building codes, and other land use Laws regulating the use or occupancy of Leased Real Property under the Leases or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Leased Real Property; (iv) recorded easements, servitudes, covenants, conditions, restrictions, and other similar matters affecting title to any assets of Seller and other title defects that do not or would not materially impair the use or occupancy of such assets in the operation of the applicable Subject Restaurant; (v) Liens set forth in the Seller Leases executed at Closing for each Subject Restaurant; and (vi) Liens discharged by or on behalf of the Seller on or prior to the Closing.

“Person” means an individual, partnership, limited liability company, corporation, business trust, joint stock company, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Preferred Stock” means the Series A Convertible Preferred Stock of Parent, par value $0.01, which has the rights and preferences set forth in the Certificate of Designation and, subject to the limitations set forth in the Certificate of Designation, which will be convertible into Conversion Shares representing 28.9% of the issued and outstanding Common Stock on a fully diluted basis as of the Closing (after giving effect to the issuance contemplated hereby).

“Remodeling Plan” means the plan set forth in the Operating Agreement with respect to the remodeling of certain Subject Restaurants by Buyer after the Closing.

“Required Financials” means the audited and unaudited financial statements required to be filed by Parent following the Closing, as set forth in the SEC Letter, together with unaudited financial statements of the same kind for any interim period following December 31, 2011 as may be required to be filed with the SEC.

“RSI Dividends” means quarterly dividends received by Buyer or Seller from Restaurant Services Incorporated on account of the Subject Restaurants.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Letter” means that certain letter from the SEC to Parent, dated January 3, 2012.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Benefit Plan” means any (a) nonqualified deferred compensation or retirement plan or arrangement, (b) Employee Pension Benefit Plan (as defined in ERISA Section 3(2)), (c) Employee Welfare Benefit Plan (as defined in ERISA Section 3(1)) or (e) bonus, incentive, stock purchase, stock ownership, stock option, stock appreciation right, severance, salary continuation, termination, change of control or other fringe benefit plan or program, to which Seller, or any Person that would be aggregated with Seller under Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA, sponsors, maintains, administers or is required to contribute to.

“Soft Drink Agreements” means the Soft Drink Agreement, dated October 20, 1999, between Seller and The Coca-Cola Company (as amended) and the Soft Drink Agreement, dated December 23, 1999, between Seller and Dr. Pepper/Seven Up, Inc. (as amended).

“Spin-Off” means Parent’s distribution of all of the equity interests of Fiesta Restaurant Group, Inc. to Parent’s stockholders, as described in that certain Information Statement attached as Exhibit 99.1 to the Registration Statement on Form 10 (File No. 001-35373) (and any amendments thereto) filed with the SEC by Fiesta Restaurant Group, Inc.

“Store Bank” means the cash on-hand at each Subject Restaurant as of the Closing.

“Subject Restaurant Employee(s)” means any employee employed in any Subject Restaurant and any Supervisor.

“Supervisor” means any district manager or area director responsible for managing or overseeing any of the Subject Restaurants.

“Taxes” means any federal, state, provincial, local or foreign income, alternative minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the Code or any analogous or similar provision of any state, local or foreign Law or regulation), real property, personal property, ad valorem, intangibles, unclaimed property, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, duty or other governmental charge or assessment or deficiencies thereof, and including any interest, penalties or additions to tax attributable to the foregoing. “Taxes” also includes any liability for Taxes of any other Person pursuant to operation of law, any contract or otherwise.

“Tax Return” means any tax return, disclosure, filing, information statement, claim for refund or other form required to be filed with any Government Authority in connection with or with respect to any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Transaction Documents” means this Agreement, the Bill of Sale, the Operating Agreement, the Franchise Agreements, the Seller Leases, the Registration Rights Agreement, the Voting Agreement, the Management Agreements and each other agreement and document to be delivered by the parties at the Closing.

“Transferred Employee Records” means those employee records and files included in the Purchased Assets pursuant to Section 2.1(g).

“Valuation Multiple” means the Aggregate Consideration divided by the aggregate EBITDA for all of the Subject Restaurants taken as a whole for the fiscal year ended December 31, 2011 as set forth on Schedule 6.6(a).

The following capitalized terms shall have the meanings indicated in the corresponding sections of this Agreement listed below:

Term	Section
ADA Violation	11.3(a)
Agreement	Preamble
Allocation Schedule	2.8
Assumed Contracts	6.16
Bill of Sale	9.2(d)(iii)
BK Director Nominees	8.8
Burger King Restaurants	Recitals
Buyer	Preamble

Term	Section
Cap	11.6(a)
Carrols	Recitals
Cash Consideration	2.5
Closing	3.1
Closing Aggregate Store Bank Amount	2.6(c)
Closing Date	3.1
Closing Store Inventory Amount	2.6(b)
Conversion Shares	5.2
Deductible	11.6(a)
Director Resignations	8.8
Disclosure Schedule	Article IV
EBITDA	6.6(a)
Estoppel Certificate	8.13
Excluded Assets	2.2
Franchise Agreements	9.2(d)(iv)
Governmental Consents	7.4(a)
Indemnified Party	11.4
Indemnifying Party	11.4
Jefferies Voting Agreement	9.3(g)(v)
Leased Real Property	6.10(c)
Management Agreement	9.1(g)
NASDAQ	5.3(a)
Non-Consented Property	9.1(f)
Operating Agreement	9.2(d)(viii)
Owned Real Property	6.10(b)
Parent	Preamble
Parent Financial Statements	5.7(b)
Priced Inventory Report	2.6(b)
Proxy Statement	8.7(a)
Purchase Price	2.5
Purchased Assets	2.1
Purchaser Indemnitees	11.1
Real Property Permits	6.10(h)
Registration Rights Agreement	9.2(d)(x)
Required Consents	7.4(b)
Remodeling Completion Date	11.3(a)
Rights	2.9
SEC Documents	5.7(a)
Seller	Preamble
Seller Indemnities	11.2
Seller Leases	9.2(d)(vi)
Stock Consideration	2.5
Stockholder Approval	8.7(a)
Stockholder Meeting	8.7(a)
Stockholder Meeting Deadline	8.7(a)

Term	Section
Store Bank Report	2.6(c)
Straddle Period	8.4
Subject Restaurant(s)	Recitals
Subject Restaurant Real Property	6.10(c)
Tax Benefits	11.7
Tax Costs	11.7
Transactional Reps	11.5
Voting Agreement	9.2(d)(ix)
Worksheet	2.6(a)

1.2 Construction. The parties agree and acknowledge that they have jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(b) The Schedules and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. Any matter, information or item disclosed in this Agreement or the Disclosure Schedules delivered by a party or in any of the Schedules or Exhibits attached hereto, under any specific representation, warranty, covenant or Schedule heading number, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation, warranty or covenant in this Agreement in respect of which the applicability of such disclosure is reasonably apparent on its face. The inclusion of any matter, information or item in any Schedule to this Agreement shall not be deemed to constitute an admission of any liability to any third party or otherwise imply that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement or otherwise.

(c) When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated.

(d) The headings contained herein and on the schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the schedules.

(e) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(f) As used herein, words in the singular will be held to include the plural and vice versa (unless the context otherwise requires), words of one gender shall be held to include the other gender (or the neuter) as the context requires, and the terms “hereof,” “herein,” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g) Any reference in this Agreement to “dollars” or “$” shall mean U.S. dollars.

ARTICLE II

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

2.1 Purchased Assets. At the Closing, on the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell, convey, transfer, assign and deliver to Buyer free and clear of all Liens (other than Permitted Liens), and Buyer shall purchase from Seller, all of Seller’s right, title and interest in and of every kind and nature (including indirect and other forms of beneficial ownership) in and to the following (collectively, the “Purchased Assets”):

(a) the furniture, equipment (including, without limitation, all POS equipment but excluding the software related to such POS equipment) and trade fixtures (to the extent deemed personal property) located in, or used in the operation of, the Subject Restaurants,

(b) the Store Bank for each Subject Restaurant;

(c) the Inventory;

(d) the Assumed Contracts (as hereinafter defined);

(e) the amounts (if any) payable to Buyer pursuant to Section 2.7 hereof;

(f) all Permits issued to Seller by any Governmental Authority or other third party, if and only to the extent assignable by Seller to Buyer;

(g) copies of all books, files and records of sales and general business operations of the Subject Restaurants (but excluding those employee records which, in the reasonable judgment of Seller, are not transferable to Buyer without the consent of the applicable employee or otherwise), and Seller’s supplier lists for the Subject Restaurants, in each case solely to the extent located in the Subject Restaurants;

(h) all goodwill as a going concern and all other right, title and interest of Seller in and to the general intangibles incident to its business at the Subject Restaurants;

(i) all telephone numbers and fax numbers utilized by the Subject Restaurants to the extent assignable by Seller to Buyer; and

(j) all other assets set forth on Schedule 2.1.

2.2 Excluded Assets. Notwithstanding anything to the contrary set forth herein, the Seller is not selling, conveying, transferring, assigning or delivering to Buyer, and Buyer is not purchasing or assuming, any of Seller’s right, title and interest in and to any tangible or intangible property of Seller (whether or not used in or in connection with the operation of the Subject Restaurants) other than the Purchased Assets, including without limitation, any Owned Real Property, any Lease or any intellectual property used by or in connection with the operation of the Subject Restaurants (such tangible and intangible property being referred to herein as the “Excluded Assets”).

2.3 Assumed Liabilities. At the Closing, Buyer agrees to assume, pay, discharge and perform when required and lawfully due, only the Assumed Liabilities.

2.4 Excluded Liabilities. Notwithstanding anything to the contrary set forth in this Agreement, the parties expressly agree that Buyer shall not assume or otherwise become liable for any Excluded Liabilities.

2.5 Purchase Price. The consideration for the Purchased Assets being acquired by Buyer hereunder shall be: (i) the assumption by Buyer of the Assumed Liabilities, (ii) the Cash Consideration and (iii) the issuance by Parent to Seller of 100 shares of Preferred Stock (the “Stock Consideration”) ((i) – (iii) collectively, the “Purchase Price”). For purposes of this Agreement, the “Cash Consideration” shall mean an amount in cash equal to the Aggregate Store Bank Amount plus the Closing Store Inventory Amount (as finally determined in accordance with this Agreement).

2.6 Adjustment of Closing Cash Payment.

(a) One (1) day prior to the Closing Date, the Closing Store Inventory Amount shall be determined by physical inventories and counts that Seller shall direct its representatives to conduct at each Subject Restaurant in accordance with this Section 2.6. Buyer shall have the right (but is not required) to designate at least one representative to be present at the taking of each such inventory and count. Seller shall provide Buyer with three (3) Business Days advance written notice of the scheduled time for each such inventory and count. Seller shall cause its representative at each such inventory to prepare a detailed worksheet (a “Worksheet”) setting forth the amount of each item of Inventory located at such Subject Restaurant, which report shall be certified as complete and accurate by Seller’s representative; provided, however, that if a representative of Buyer is present at such physical inventory, both Seller’s representative and Buyer’s representative must agree upon and certify the Worksheet as complete and accurate, and Buyer’s representative shall be provided with a copy of the signed, certified Worksheet. The only items of Inventory that may be included on the Worksheet are those that are good and saleable items of a quality and quantity usable or saleable consistent with good and accepted practices in the restaurant industry and in the ordinary course of business consistent with past practice.

(b) No later than seven (7) days after the Closing Date, Seller shall prepare and deliver to Buyer and Parent a written report (the “Priced Inventory Report”) setting forth as of the date and time of each such physical inventory (i) the number count of each item of Inventory located in the Subject Restaurants, on an individual basis and in the aggregate, as determined by such physical inventory and certified on the Worksheet and (ii) the aggregate value of all such Inventory, based on the Seller’s cost for each item of Inventory as itemized in the Price Inventory Report (the “Closing Store Inventory Amount”). Seller shall also provide Buyer with copies of the Worksheets. The Closing Store Inventory Amount set forth in the Priced Inventory Report shall be final and binding upon Buyer and Seller except to the extent of (i) any material inaccuracies, (ii) any mathematical errors clear from the face of the Priced Inventory Report and (iii) with regard only to Subject Restaurants at which a representative of Buyer observed such inventory counts, Inventory counts that are inconsistent with the information certified in the Worksheet. The parties will work in good faith to resolve any such inaccuracies or inconsistencies.

(c) No later than seven (7) days after the Closing Date, Buyer shall prepare and deliver to Seller a written report (the “Store Bank Report”) setting forth the actual cash on-hand at each Subject Restaurant as of the date and time that Buyer took possession of each of the Subject Restaurants, both individually and in the aggregate (such aggregate amount, the “Closing Aggregate Store Bank Amount”).

(d) No later than the fifth (5th) Business Day after final determination of the Closing Store Inventory Amount in accordance with this Section 2.6:

(i) if the Closing Store Inventory Amount, as finally determined pursuant to this Section 2.6, exceeds the Estimated Store Inventory Amount, then Buyer will pay to Seller such excess by wire transfer of immediately available funds to an account designated in writing by Seller; and

(ii) if the Closing Store Inventory Amount, as finally determined pursuant to this Section 2.6, is less than the Estimated Store Inventory Amount, then an amount equal to such shortfall will be paid by Seller to Buyer by wire transfer of immediately available funds to an account designated by Buyer.

(e) No later than the fifth (5th) Business Day after final determination of the Closing Aggregate Store Bank Amount in accordance with this Section 2.6:

(i) if the Closing Aggregate Store Bank Amount exceeds the Aggregate Store Bank Amount, then Buyer will pay to Seller such excess by wire transfer of immediately available funds to an account designated in writing by Seller; and

(ii) if the Closing Aggregate Store Bank Amount is less than the Aggregate Store Bank Amount, then an amount equal to such shortfall will be paid by Seller to Buyer by wire transfer of immediately available funds to an account designated by Buyer.

2.7 Prorations. The following items, to the extent applicable to periods commencing prior to and ending after the Closing, shall be prorated as of the Closing Date based on the number of days in each such pre-Closing and post-Closing periods: (a) any rent and percentage rent payable pursuant to Seller Leases (which shall be prorated for rent on the basis of the number of days from the Closing Date to the last day in the month in which Closing occurs over the total number of days in the month in which Closing occurs and for percentage rent on the basis of the amount of sales to date in the current lease month over a pro rata portion of the break point for that month); and (b) all rebates, amounts and funds on account of, accrued by or due under the Soft Drink Agreements and the RSI Dividends. To the extent the amount of any credit pursuant to this Section 2.7 cannot be known as of Closing, such amount shall be calculated as soon as practicable after the information is available to allow calculation, and the party owing such credit hereunder shall promptly pay such credit amount to the other party as set forth in this Section 2.7. The net amounts of such prorations shall be paid: (i) by Seller to Buyer, if Buyer is entitled to a credit therefor, by wire transfer of immediately available funds to an account designated in writing by Buyer or (ii) by Buyer to Seller, if Seller is entitled to a credit therefor, by wire transfer of immediately available funds to an account designated in writing by Seller. Notwithstanding the provisions of this Section 2.7, Taxes shall be prorated in accordance with Section 8.4.

2.8 Allocation of Purchase Price; Tax Treatment. The Purchase Price (including Assumed Liabilities only to the extent they are liabilities for Federal income tax purposes) will be allocated among the Purchased Assets in accordance with Section 1060 of the Code and the regulations thereunder and the allocations as shall be agreed upon between Buyer and Seller and set forth on a schedule at or prior to the Closing (the “Allocation Schedule”). Buyer and Seller each agree to file Internal Revenue Service Form 8594, and all federal, state, local and foreign Tax Returns, in accordance with the Allocation Schedule; and in that event, Buyer and Seller each agree to provide the other promptly with any other information reasonably required to complete Form 8594. The parties hereto intend that the transaction contemplated hereby be treated for tax purposes as taxable under Section 1001 of the Code.

2.9 Asset Transfer. To the extent that any of the Purchased Assets or any claim, right or benefit arising under or resulting from such Purchased Assets (collectively, the “Rights”) is not capable of being transferred without the approval, consent or waiver of any third person, or if the transfer of a Right would constitute a breach of any obligation under, or violation of, any applicable Law unless the approval, consent or waiver of such third person is obtained, then, except as expressly otherwise provided in this Agreement and without limiting the rights and remedies of Buyer contained elsewhere in this Agreement, this Agreement shall not constitute an agreement to transfer such Right unless and until such approval, consent or waiver has been obtained. After the Closing Date and until all such Rights are transferred to Buyer, Seller shall use its commercially reasonable efforts to: (i) assist Buyer in obtaining such approvals, consents and waivers with respect to all Rights not so transferred; (ii) maintain Seller’s existence and hold the Rights in trust for Buyer; (iii) comply with the terms and provisions of the Rights as agent for Buyer for Buyer’s benefit; (iv) cooperate with Buyer in any commercially reasonable and lawful arrangements designed to provide the benefits of such Rights solely and exclusively to Buyer; and (v) not waive, alter or amend any obligations of third parties with respect to such Rights not so transferred, whether expressly or impliedly without the written consent of Buyer, in each case, at Seller’s expense.

ARTICLE III

CLOSING

3.1 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on the second (2nd) Business Day following the satisfaction or waiver by the appropriate party of all the conditions set forth in Article IX or at such other date or time as may be mutually agreed to by the parties (the “Closing Date”), and shall be effective as of 12:01 a.m. on the Closing Date. The Closing shall be effected through the mutual exchange of documents by overnight mail and facsimile or .pdf, or in such other manner as the parties may otherwise agree. All proceedings to be taken and all documents and agreements shall be deemed to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

3.2 Closing Deliveries of Seller, Buyer and Parent.

(a) Closing Deliveries of Seller. At the Closing, Seller shall deliver or cause to be delivered to Buyer all of the documents and agreements required to delivered by it or on its behalf pursuant to Article IX of this Agreement.

(b) Closing Deliveries of Buyer. At the Closing, Buyer shall deliver or cause to be delivered to Seller:

(i) the Closing Cash Payment, by wire transfer of immediately available funds to one or more accounts designated by the Seller in writing not less than two (2) Business Days prior to the Closing Date;

(ii) pursuant to the terms of the Franchise Agreements, the Aggregate Franchise Fee Amount, by wire transfer of immediately available funds to one or more accounts designated by the Seller in writing not less than two (2) Business Days prior to the Closing Date; and

(iii) all of the documents and agreements required to delivered by it or on its behalf pursuant to Article IX of this Agreement.

(c) Closing Deliveries of Parent. At the Closing, Parent shall deliver to Seller:

(i) one or more certificates representing the Stock Consideration; and

(ii) all of the documents and agreements required to delivered by it or on its behalf pursuant to Article IX of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Disclosure Schedule attached hereto (the “Disclosure Schedule”), Buyer represents and warrants to Seller as follows:

4.1 Corporate Status. Buyer is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

4.2 Power and Authority. Buyer has the necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby to be consummated by it. Buyer has taken all action necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby to be consummated by it.

4.3 Enforceability. This Agreement has been, and each of the other Transaction Documents to be executed by Buyer will be, duly executed and delivered by Buyer, and constitutes, or will constitute, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

4.4 No Commissions. Buyer has not incurred any obligation for any finders’, brokers’ or agents’ fees or commissions or similar compensation in connection with the transactions contemplated hereby.

4.5 No Proceedings. No Action or other proceeding is pending or, to Buyer’s Knowledge, threatened in writing that challenges or seeks to restrain, prohibit or delay Buyer from entering into this Agreement or to prohibit or delay the Closing or the performance of any other obligation hereunder.

4.6 No Violation. Except as set forth in Schedule 4.6, the execution and delivery by Buyer of this Agreement and any Transaction Document to be delivered by it in connection herewith, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer of the transactions contemplated hereby and thereby do not and will not: (a) violate, conflict with, contravene or result in a breach of, any provision of the formation document or operating agreement, as amended, of Buyer; (b) violate or conflict with any Law, decree, writ, injunction, judgment or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon or enforceable against Buyer; (c) require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person (except for consents already obtained); or (d) violate, conflict with, contravene or result in a breach of, any provision of any material Contract of Buyer.

4.7 Sufficiency of Funds. Subject to the closing of the Financing, as of the Closing, Buyer will have sufficient cash available to make the Closing Cash Payment and the Aggregate Franchise Fee Amount and there is not, nor will there be, any restriction on the use of such cash for such purpose.

4.8 Existing Agreements. Schedule 4.8(a) sets forth a complete and accurate list of the addresses of all real property and interests in real property owned in fee by Buyer that underlie a Burger King Restaurant. Schedule 4.8(b) sets forth a complete and accurate list of the addresses of all real property leased, subleased, used or otherwise occupied by Buyer that underlie a Burger King Restaurant, such description including, for each such property, an identification of the lease therefor, the names of the lessor and lessee (or sublessor or sublessee) thereunder, the address of the premises leased thereunder, the rental amount and other amounts due thereunder, and the term thereunder, including any extension options.

4.9 No Other Representations and Warranties.

(a) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES) OR ANY TRANSACTION DOCUMENT PROVIDED TO SELLER, BUYER DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT MADE OR INFORMATION COMMUNICATED (WHETHER ORALLY OR IN WRITING) TO SELLER OR ANY OF ITS AFFILIATES (INCLUDING, WITHOUT LIMITATION, ANY OPINION, INFORMATION OR ADVICE WHICH MAY HAVE BEEN PROVIDED TO SELLER OR ANY OF ITS AFFILIATES BY ANY DIRECTOR, OFFICER, EMPLOYEE, ACCOUNTING FIRM, LEGAL COUNSEL OR OTHER AGENT, CONSULTANT OR REPRESENTATIVE OF BUYER), INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

(b) BUYER MAKES NO REPRESENTATIONS OR WARRANTIES TO SELLER AND ITS AFFILIATES EXCEPT AS CONTAINED IN THIS ARTICLE IV OR ANY TRANSACTION DOCUMENT PROVIDED TO SELLER, AND ANY AND ALL STATEMENTS MADE OR INFORMATION COMMUNICATED BY BUYER OR ANY OF ITS REPRESENTATIVES OUTSIDE OF THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT (INCLUDING BY WAY OF THE DOCUMENTS PROVIDED IN RESPONSE TO ANY WRITTEN DUE DILIGENCE REQUEST FROM SELLER OR ANY OF ITS AFFILIATES) PROVIDED TO SELLER, WHETHER MADE VERBALLY OR IN WRITING, ARE DEEMED TO HAVE BEEN SUPERSEDED BY THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the Disclosure Schedule and in the SEC Documents, Parent represents and warrants to Seller as follows:

5.1 Corporate Status. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own or lease its properties and to carry on its business as now being conducted. Parent is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, would not have a Parent Material Adverse Effect.

5.2 Capital Structure. The authorized capital stock of Parent consists of 100,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, of which 23,159,538 shares of Common Stock are issued and outstanding as of March 5, 2012, and no shares of preferred stock are issued and outstanding. The issued and outstanding shares of capital stock of Parent have been duly and validly authorized and issued and are fully paid and nonassessable. Except as set forth in the SEC Documents or in Schedule 5.2, Parent has no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, preemptive rights or other contracts or commitments that could require it to issue, sell, or otherwise cause to become outstanding any of its capital stock or other equity security, or securities convertible or exchangeable for, or any options, warrants, or rights to purchase, any of such capital stock or other equity security. There are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any of its capital stock or other equity security. There are no outstanding or authorized appreciation, phantom equity, profit participation or similar rights with respect to Parent. Except as set forth in the SEC Documents or in Schedule 5.2, there are no stockholder agreements or other similar agreements with respect to the Common Stock to which the Parent is a party or, to the Knowledge of the Parent, between or among any of the Parent’s stockholders. The issuance and sale of the Preferred Stock to be delivered by Parent to Seller pursuant this Agreement and the shares of Common Stock to be issued upon conversion of the Preferred Stock in accordance with the terms of the Preferred Stock set forth in the Certificate of Designation (the “Conversion Shares”) will not result in a right of any current holder of the Parent’s securities to adjust the exercise, conversion, exchange or reset price under such securities.

5.3 Validity of Shares; Listing.

(a) The Common Stock is currently registered under Section 12(b) of the Exchange Act, Parent has not taken any action designed to, or which to its Knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act, and Parent has not received any notification that the SEC is contemplating terminating such registration. The Common Stock is currently listed for trading on the NASDAQ Global Market. Since January 1, 2011, Parent has not received notice (written or oral) from the NASDAQ Stock Market, LLC (“NASDAQ”) to the effect that Parent is not in compliance in all material respects with the continued listing and corporate governance requirements of NASDAQ. Parent is in compliance in all material respects with all listing and corporate governance requirements of the NASDAQ Global Market. The consummation of the transactions contemplated by this Agreement do not violate the Marketplace Rules of NASDAQ.

(b) The Conversion Shares have been duly authorized and, when issued, will be validly issued, fully paid and nonassessable.

(c) Other than the stockholder approval contemplated by Section 8.7 hereof, no further approval or authorization of any stockholder, the board of directors of Parent or any other Person is required for the issuance and sale of the Preferred Stock to be delivered by Parent to Seller pursuant this Agreement or the Conversion Shares.

5.4 Subsidiaries. Other than as set forth in Schedule 5.4, Parent does not currently own, beneficially or otherwise, directly or indirectly, any equity interests in any Person.

5.5 Power and Authority. Parent has the necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby to be consummated by it. Parent has taken all action necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby to be consummated by it.

5.6 Enforceability. This Agreement has been, and each of the other Transaction Documents to be executed by Parent will be, duly executed and delivered by Parent, and constitutes, or will constitute, a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

5.7 SEC Information; Financial Statements.

(a) Since January 1, 2008, Parent has filed with or furnished to the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC pursuant to the reporting requirements of the Exchange Act (all of the foregoing and all other documents filed with the SEC since such date and all exhibits included therein, schedules thereto and documents incorporated by reference therein, being hereinafter referred to herein as the “SEC Documents”). The SEC Documents have been made available to Seller via the SEC’s EDGAR system. As of their respective dates, the SEC Documents complied as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding anything to the contrary set forth herein, Parent makes no representations or warranties hereunder relating to information included in the SEC Documents related to Fiesta Restaurant Group, Inc. or its business.

(b) As of their respective dates, the financial statements of Parent included in the SEC Documents, including any related notes thereto (the “Parent Financial Statements”), complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Parent Financial Statements have been prepared in accordance with GAAP, consistently applied, during the periods involved (except as may be otherwise indicated in such financial statements or the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments none of which shall, in the aggregate, be material).

(c) Parent has designed and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d) The management of Parent has (i) designed and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer of Parent by others within those entities, and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act), to Parent’s

outside auditors and the audit committee of the board of directors of Parent (A) all significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

5.8 No Undisclosed Liabilities. Other than as set forth on Schedule 5.8, neither Parent nor any of its consolidated subsidiaries has any liabilities or obligations, whether accrued, absolute, contingent or otherwise, of the type required to be reflected on or reserved against in, or to be disclosed in the notes to, a consolidated balance sheet prepared in accordance with GAAP, consistently applied, except (a) liabilities reflected on or reserved against in the Parent Financial Statements or disclosed in the notes thereto and (b) liabilities that have arisen since December 31, 2011 in the ordinary course of Parent’s business, consistent with past practice and which are not material in amount (either individually or in the aggregate).

5.9 Private Placement. Subject to the accuracy of the representations, warranties and covenants of Seller set forth in Article VI of this Agreement, the issuance of the Preferred Stock, and the issuance of the Conversion Shares in accordance with the terms of the Preferred Stock set forth in the Certificate of Designation, are exempt from registration under the Securities Act.

5.10 Absence of Certain Changes, Events and Conditions. Since September 30, 2011, the Parent has operated its business in the ordinary course and there has not been any event, occurrence, fact, condition or change that has had, or would result in, a Parent Material Adverse Effect.

5.11 No Commissions. Parent has not incurred any obligation for any finders’, brokers’ or agents’ fees or commissions or similar compensation in connection with the transactions contemplated hereby.

5.12 No Proceedings. Except as set forth in the SEC Documents or on Schedule 5.12, there are no, and during the past two (2) years there has not been any material Action or other proceeding pending or, to Parent’s Knowledge, threatened against or by Parent. No Action or other proceeding is pending or, to Parent’s Knowledge, threatened that challenges or seeks to restrain, prohibit or delay Parent from entering into this Agreement or to prohibit or delay the Closing or the performance of any other obligation hereunder. There are no outstanding material orders, decrees, judgments, settlements, stipulations or agreements issued or enforceable by any Governmental Authority in any proceeding to which Parent or any material portion of its assets are subject. To Buyer’s Knowledge, no event has occurred or circumstances exist that may reasonably give rise or serve as a basis for any such material Action or proceeding.

5.13 No Violation. Except as set forth in Schedule 5.13, the execution and delivery by Parent of this Agreement and any Transaction Document to be delivered by it in connection herewith, the performance by Parent of its obligations hereunder and thereunder, and the consummation by Parent of the transactions contemplated hereby and thereby do not and will not: (a) violate, conflict with, contravene or result in a breach of, any provision of the charter or bylaws of Parent; (b) violate or conflict with any Law, decree, writ, injunction, judgment or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon or enforceable against Parent; (c) require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person; or (d) violate, conflict with, contravene or result in a breach of, any provision of any material Contract of Parent.

5.14 Compliance with Laws; Permits.

(a) Parent is, and has been for the past two years, in compliance, in all material respects, with all Laws and orders applicable to it or its business.

(b) Parent has all material Permits required for it to conduct its business as presently conducted. All such Permits have been validly issued by the appropriate Governmental Authority and are in full force and effect, except for such lapses or expirations of Permits as would not have a Parent Material Adverse Effect. Parent is the holder of all such Permits and is in compliance, in all material respects, with all of the terms and requirements of each such Permit, except for such non-compliance as would not have a Parent Material Adverse Effect. No default or violation, or matter, fact or circumstance which with the lapse of time or giving of notice, or both, would become a default or violation, has occurred in the due observance of, or compliance with, any such material Permits.

5.15 No Other Representations and Warranties.

(a) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE V (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES), ANY TRANSACTION DOCUMENT OR ANY SEC DOCUMENT PROVIDED TO SELLER, PARENT DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT MADE OR INFORMATION COMMUNICATED (WHETHER ORALLY OR IN WRITING) TO SELLER OR ANY OF ITS AFFILIATES (INCLUDING, WITHOUT LIMITATION, ANY OPINION, INFORMATION OR ADVICE WHICH MAY HAVE BEEN PROVIDED TO SELLER OR ANY OF ITS AFFILIATES BY ANY DIRECTOR, OFFICER, EMPLOYEE, ACCOUNTING FIRM, LEGAL COUNSEL OR OTHER AGENT, CONSULTANT OR REPRESENTATIVE OF PARENT), INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

(b) PARENT MAKES NO REPRESENTATIONS OR WARRANTIES TO SELLER AND ITS AFFILIATES EXCEPT AS CONTAINED IN THIS ARTICLE V, ANY TRANSACTION DOCUMENT OR ANY SEC DOCUMENT PROVIDED TO SELLER, AND ANY AND ALL STATEMENTS MADE OR INFORMATION COMMUNICATED BY PARENT OR ANY OF ITS REPRESENTATIVES OUTSIDE OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT (INCLUDING BY WAY OF THE DOCUMENTS PROVIDED IN RESPONSE TO ANY WRITTEN DUE DILIGENCE REQUEST FROM SELLER OR ANY OF ITS AFFILIATES) OR ANY SEC DOCUMENT PROVIDED TO SELLER, WHETHER MADE VERBALLY OR IN WRITING, ARE DEEMED TO HAVE BEEN SUPERSEDED BY THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS AND SUCH SEC DOCUMENT(S).

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule, Seller represents and warrants to Buyer and Parent as follows:

6.1 Corporate Status. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida and has the requisite power and authority to own or lease its properties and to carry on its business as now being conducted. Seller is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, would not have a Material Adverse Effect.

6.2 Power and Authority. Seller has the necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Seller has taken all action necessary to approve and authorize the execution and delivery of this Agreement, the Transaction Documents to which it is a party, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby to be consummated by it.

6.3 Enforceability. This Agreement has been, and each of the other Transaction Documents to be executed by Seller will be, duly executed and delivered by Seller and constitutes, or will constitute, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

6.4 No Violation. Except as set forth on Schedule 6.4, the execution and delivery by Seller of this Agreement and any other Transaction Document to be delivered by it in connection herewith, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby do not and will not: (a) violate, conflict with, contravene or result in a breach of, any provision of the certificate of incorporation or bylaws of Seller; (b) violate or conflict with any Law, decree, writ, injunction, judgment or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon or enforceable against Seller, the Purchased Assets or any Subject Restaurant; (c) result in or require the creation or imposition of any Lien upon or with respect to any of the Purchased Assets; (d) require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person; or (e) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right to terminate, amend, modify, abandon or accelerate, or require any consent or notice under, any (i) Lease required to be listed in Schedule 6.10(c), (ii) Real Property Permit required to be listed in Schedule 6.10(h), (iii) material Permit required to be listed in Schedule 6.13(b) or (iv) Assumed Contract required to be listed in Schedule 6.16.

6.5 No Commissions. Seller has not incurred any obligation for any finders,’ brokers’ or agents’ fees or commissions or similar compensation in connection with the transactions contemplated hereby.

6.6 Financial Statements.

(a) Set forth on Schedule 6.6(a) is a statement of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for each of the Subject Restaurants, on an individual basis, and for all of the Subject Restaurants taken as a whole, in each case for the fiscal year ended December 31, 2011. Except with respect to any pro forma financial information contained therein, the information contained on Schedule 6.6(a) has been prepared based on the books and records of Seller in accordance with Seller’s normal accounting practices consistent with past practice and fairly and accurately presents in all material respects the EBITDA of each of the Subject Restaurants, on an individual basis, and for the Subject Restaurants taken as a whole. The pro forma financial information contained on Schedule 6.6(a) has been accurately calculated based on assumptions and adjustments disclosed to Buyer and Parent and such assumptions and adjustments used are reasonable.

(b) The Required Financials, when delivered in accordance with Section 8.9 hereof, shall have been prepared in accordance with GAAP applied on a basis consistent with past practices and shall comply with the requirements of the SEC, including those requirements set forth in the SEC Letter, and will fairly present, in all material respects, the Purchased Assets, Assumed Liabilities, Revenues and Direct Operating Expenses of the Subject Restaurants as of the dates, and for the periods, indicated therein (subject to, in the case of the unaudited statements, normal year end audit adjustments, none of which shall, in the aggregate, be material).

6.7 Absence of Certain Changes, Events and Conditions. Except as expressly contemplated by this Agreement and as set forth in Schedule 6.7, since September 30, 2011, Seller has operated the Subject Restaurants in the ordinary course of business consistent with past practice and there has not been any condition, event or occurrence which could reasonably be expected to prevent, hinder or materially delay the ability of Seller to consummate the transactions contemplated by this Agreement or any event which, if it had taken place following the execution of this Agreement, would not have been permitted by Section 7.3(b) without the prior written consent of Buyer and Parent.

6.8 Litigation. Except as set forth on Schedule 6.8, there are no, and during the past two (2) years there has not been any material Action or other proceeding pending or, to Seller’s Knowledge, threatened against or by Seller which pertain to the Subject Restaurants or any of the Purchased Assets. There are no outstanding material orders, decrees, judgments, settlements, stipulations or agreements issued or enforceable by any Governmental Authority in any proceeding to which the Subject Restaurants or any of the Purchased Assets is subject. To Seller’s Knowledge, no event has occurred or circumstances exist that may reasonably give rise or serve as a basis for any such material Action or proceeding.

6.9 No Proceedings. No Action or other proceeding is pending or, to Seller’s Knowledge, threatened in writing that challenges or seeks to restrain, prohibit or delay Seller from entering into this Agreement or to prohibit or delay the Closing or the performance of any other obligation hereunder. To Seller’s Knowledge, no event has occurred or circumstances exist that may reasonably give rise or serve as a basis for any such Action or proceeding.

6.10 Real Estate.

(a) Seller operates the Subject Restaurants at the locations listed on Schedule 6.10(a), and no franchise or license agreements relating thereto exists or will exist as of the Closing (other than the Franchise Agreements).

(b) Schedule 6.10(b) sets forth a complete and accurate list of the addresses of all real property and interests in real property owned in fee by Seller and related to the Subject Restaurants (the “Owned Real Property”).

(c) Schedule 6.10(c) sets forth a complete and accurate list of the addresses of all real property leased, subleased, used or otherwise occupied by Seller and related to the Subject Restaurants (the “Leased Real Property” and, together with the Owned Real Property, collectively, the “Subject Restaurant Real Property”), such description including, for each Leased Real Property, an identification of the Lease therefor, the names of the lessor and lessee (or sublessor or sublessee) thereunder, the address of the premises leased thereunder, the rental amount and other amounts due thereunder and the term thereunder, including any extension options.

(d) Except as set forth on Schedule 6.10(b) and Schedule 6.10(c), Seller holds good and marketable fee or leasehold title (as the case may be) to the Subject Restaurant Real Property, free and clear of any Liens, except for the Permitted Liens that do not and would not reasonably be expected to impair the current or contemplated use, occupancy or operation of the Subject Restaurant Real Property.

(e) Except as set forth on Schedule 6.10(e), Seller maintains title insurance policies covering all of the Subject Restaurant Real Property.

(f) Except as set forth on Schedule 6.10(f), to Seller’s Knowledge, all buildings, structures, improvements, fixtures and equipment located on the Subject Restaurant Real Property (i) are structurally sound and free of any material defects, (ii) are suitable, sufficient and appropriate in all material respects for their current uses and for meeting the standards required under the Franchise Agreements and (iii) consist of sufficient land, parking areas, sidewalks, driveways and other improvements to permit the continued use of such facilities in the manner and for the purpose for which they are presently devoted and as required under the Franchise Agreements.

(g) To Seller’s Knowledge, the Subject Restaurant Real Property complies in all material respects with all Laws. Except as otherwise disclosed to Buyer on Schedule 6.10(g), no notices of material violation of any Laws have been issued by any Governmental Authority with respect to the Real Property. Notwithstanding anything in this Agreement to the contrary, the Seller is not making any representation or warranty to the effect that any of the Subject

Restaurants are in compliance with the Americans with Disabilities Act of 1990 and Buyer’s sole and exclusive remedy with respect to non-compliance with the Americans with Disabilities Act of 1990 shall be as set forth in Section 11.3(a).

(h) Seller holds all material Permits required by any Governmental Authority for the current use and operation of each parcel of Subject Restaurant Real Property and, to the extent the Subject Restaurant was constructed by Seller, the occupancy certificate required with respect to such Subject Restaurant (the “Real Property Permits”). To Seller’s Knowledge, each such Permit has been validly issued by the appropriate Governmental Authority and are in full force and effect. Except as set forth on Schedule 6.10(h), the transactions described in this Agreement will not violate or invalidate any Real Property Permit. Seller has complied in all material respects with any and all conditions and requirements of all Real Property Permits. No default or violation, or matter, fact or circumstance with which the lapse of time or giving of notice, or both, would become a default or violation, has occurred in the due observance of, or material compliance with, any of the Real Property Permits.

(i) Except as set forth on Schedule 6.10(i), there is no pending or, to Seller’s Knowledge, threatened Action or proceeding by any taxing authority or other Governmental Authority for assessment or collection of material Taxes (other than ordinary real estate Taxes pending or not yet due and payable) affecting any part of the Subject Restaurant Real Property or the Subject Restaurants, and no condemnation or eminent domain proceeding against any part of any of the Subject Restaurant Real Property is pending or, to Seller’s Knowledge, threatened.

(j) Except for this Agreement or as set forth on Schedule 6.10(j), Seller has not granted outstanding options and has not entered into outstanding contracts with others for the sale, mortgage, pledge, hypothecation, assignment, sublease, lease or other transfer of all or any part of the Subject Restaurant Real Property. No person or entity has any right or option to acquire, or right of first refusal with respect to, Seller’s interest in the Subject Restaurant Real Property or any part thereof. To Seller’s Knowledge, there are no unrecorded easements or encroachments affecting any portion of the Subject Restaurant Real Property.

(k) The Subject Restaurant Real Property is properly and duly zoned for its current and contemplated use and is in all material respects a conforming use. To Seller’s Knowledge, there are no Actions pending or threatened by any Government Agency threatening to shut down the Subject Restaurants or to prevent the Purchased Assets from being used as presently used.

(l) All of the Leases are valid, binding and in full force and effect. No Lease is subject to any Lien (other than Permitted Liens), sublease, assignment, license or other agreement granting to any third party any interest in such Lease or any right to the use or occupancy of any Leased Real Property. True and complete copies of the Leases have previously been delivered to Buyer. There is no pending or, to Seller’s Knowledge, threatened Action which might interfere with the quiet enjoyment of each tenant under the Leases. There are no outstanding defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a default or breach by either party under any Lease. Except as disclosed in Schedule 6.10(l)(1), the consummation of the transactions contemplated hereby does not require the consent of any lessor, ground lessor, lender or other third party under any Lease and will not constitute a breach or default under any Lease. Except as set forth on Schedule 6.10(l)(2), Seller has not assigned, mortgaged, pledged or otherwise encumbered or transferred its interest, if any, under any Lease. Seller has exercised within the time prescribed in each Lease to which it is a party any option provided therein to extend or renew the term thereof (other than with respect to those Leases set forth on Schedule 6.10(l)(3) and on Schedule 7.3(b)(v)). Schedule 6.10(l)(4) sets forth each Lease that has an existing term that will expire within five (5) years from the date hereof and the date by which notice is required to be sent to the lessor thereof to renew or extend such term.

(m) To Sellers’ Knowledge, to the extent a Subject Restaurant Real Property has a drive-thru, each such drive-thru is legally operational and there are no encroachments or restrictions adversely impacting the drive-thrus.

(n) A complete list of all utility accounts (including but not limited to electric, gas, telephone, public water, sewer, cable, and internet service) for the Subject Restaurants listed for each Restaurant by utility provider and account number set forth on Schedule 6.10(n).

(o) Except for the representations and warranties set forth in Sections 6.4, 6.17 and 6.20, the representations and warranties set forth in this Section 6.10 are Seller’s sole and exclusive representations and warranties regarding real property matters.

6.11 Title to Purchased Assets.

(a) Seller has good and valid title to, or a valid leasehold interest in, the Purchased Assets and is selling or assigning the same free and clear of any Lien, except for Permitted Liens. Upon consummation of the transactions contemplated by this Agreement, Seller will have sold, assigned, transferred and conveyed to Buyer, free from all Liens (other than Permitted Liens), all of the Purchased Assets, which, except as set forth in Schedule 6.11(a) constitute all of the properties and assets now held or employed by Seller at the Subject Restaurants in connection with the use, occupancy, and operation of the Subject Restaurants. The transfer of the Purchased Assets to Buyer pursuant to the Agreement, together with the rights granted to Buyer under the Franchise Agreements for each of the Subject Restaurants and the Seller Leases, will allow Buyer to use, occupy, and operate the Subject Restaurants as a going concern unimpaired immediately after the Closing, subject to any Permits that may be required to be obtained by the Buyer. The Purchased Assets located at each Subject Restaurant as of the Closing Date, taken as a whole, together with the Seller Lease and Franchise Agreement relating to such Subject Restaurant, will be sufficient to operate a turn-key Burger King Restaurant in accordance in all material respects with all applicable Burger King Restaurant standards (except with respect to Current Image, as defined in the Franchise Agreements).

(b) Except as set forth on Schedule 6.11(b), all tangible property and assets included in the Purchased Assets are in reasonably serviceable operating condition and repair and are adequate for the uses for which they have been put and comply in all material respects with all standards applicable to Franchisees of a Burger King Restaurant.

6.12 Inventory. The Inventory included on the Worksheets (i) consists (and will consist on the Closing Date) of good and saleable items of a quality and quantity usable or saleable consistent with good and accepted practices in the restaurant industry and in the ordinary course of business consistent with past practice and (ii) complies in all material respects with all applicable standards and regulations of any Governmental Authority. None of the Inventory is subject to any consignment, bailment, warehousing, or similar agreement. The Inventory will not be materially less than or greater than historical average levels of Inventory typically held in connection with the past operation of the Subject Restaurants.

6.13 Compliance with Laws.

(a) With respect to all aspects of the operations of the Subject Restaurants (including but not limited to the use, occupancy, and operation thereof) and to the Purchased Assets, Seller is not, and has not been in the last two (2) years, in violation in any material respect of (a) any outstanding arbitration award, judgment, order or decree, or (ii) any Law. Notwithstanding anything in this Agreement to the contrary, the Seller is not making any representation or warranty to the effect that any of the Subject Restaurants are in compliance with the Americans with Disabilities Act of 1990 and Buyer’s sole and exclusive remedy with respect to non-compliance with the Americans with Disabilities Act of 1990 shall be as set forth in Section 11.3(a).

(b) Seller has all material Permits required for it to conduct its business as presently conducted. To Seller’s Knowledge, all such Permits have been validly issued by the appropriate Governmental Authority and are in full force and effect in all material respects. Seller is the holder of all such Permits and is in compliance, in all material respects, with all of the terms and requirements of each such Permit. No default or violation, or matter, fact or circumstance which with the lapse of time or giving of notice, or both, would become a material default or violation, has occurred in the due observance of, or compliance with, any such material Permits.

6.14 Labor Matters and Employee Benefits.

(a) Seller has no employment, consulting, termination, retention or severance Contracts for any Subject Restaurant Employee or any other person or entity providing, or who have provided, services to any Subject Restaurant.

(b) Seller has previously provided to Buyer a true, complete and correct list as of the date set forth therein of each Subject Restaurant Employee, independent contractor or leased employee of Seller utilized in any Subject Restaurant on such date (including those who are actually employed or on layoff, leave, or short-term disability or other permitted absence from employment, but excluding those who are on long-term disability), together with each such individual’s (i) starting date of work, (ii) present hourly or, if salaried, annual compensation rate, (iii) the location at which such Person is employed or provides services and (iv) such Person’s Accrued Vacation (calculated for each individual, not in the aggregate).

(c) As of the Closing, Seller shall have terminated all Subject Restaurant Employees and no additional payments shall be due and owing to any Subject Restaurant Employee with respect to any period prior to and including the Closing Date (except for any amount claimed by any Subject Restaurant Employee but which has being denied or contested by the Seller in good faith, which shall be an Excluded Liability) or amounts that Seller shall be obligated to pay (including, without limitation, payments relating to such employees’ Accrued Vacation). Seller has complied with all requirements of the Worker Adjustment and Retraining Notification Act of 1988 and has not incurred, nor is reasonably expected to incur, any Losses under such Act.

(d) Except as set forth on Schedule 6.14(d): (1) no charge against Seller or any of the Subject Restaurant Employees is pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices related to the Subject Restaurants; (2) no Actions relating to employment or loss of employment from Seller, directly or indirectly, are pending in any Governmental Authority and no such Actions have been threatened in writing against Seller related to the Subject Restaurants; and (3) no notice of intent of any Governmental Authority responsible for the enforcement of labor or employment regulations to conduct an investigation has been received, and no such investigation is in progress.

(e) Except as set forth on Schedule 6.14(e), each of the Subject Restaurant Employees are employed at will and may be terminated at any time by Seller without the payment of any severance or other penalty and without any requirement that any advance notice be given in connection with such termination.

(f) The Accrued Vacation of the Subject Restaurant Employees has been earned and accrued in the ordinary course of Seller’s business consistent with past practices.

(g) Except for the representations and warranties set forth in Sections 6.4, the representations and warranties set forth in this Section 6.14 are Seller’s sole and exclusive representations and warranties regarding the Subject Restaurant Employees and employment matters.

6.15 Tax Matters.

(a) Seller has filed all material Tax Returns required to be filed by Seller relating to the Subject Restaurants. Such Tax Returns are true, complete and correct in all material respects. Seller is not currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business. All material Taxes due and owing by Seller relating to any Subject Restaurant have been paid or accrued.

(b) All material Taxes which Seller is obligated to withhold from amounts owing to any Subject Restaurant Employee, creditor or third party relating to any Subject Restaurant have been withheld and paid to the applicable Governmental Authority.

(c) There are no Liens on any of the Purchased Assets that have arisen in connection with any failure (or alleged failure) to pay any Tax (other than the Tax Liens).

6.16 Assumed Contracts. Schedule 6.16 sets forth a list of each contract included in the Purchased Assets and being assigned to and assumed by Buyer (collectively, the “Assumed Contracts”), true and correct copies of which (together with all amendments, exhibits, attachments, waivers or other changes thereto) have been provided to Buyer prior to the date hereof. Except as disclosed in Schedule 6.16, each Assumed Contract is in full force and effect and is valid, binding and enforceable against the Seller (and to Seller’s Knowledge, the other party thereto), except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles. Except as disclosed in Schedule 6.16, the Assumed Contracts constitute all material Contracts relating to, or reasonably necessary for, the operation of the Subject Restaurants. Except as disclosed in Schedule 6.16, (a) there exists no default or event of default by Seller or, to the Knowledge of Seller, any other party to any Assumed Contract, (b) no Assumed Contract has been canceled by Seller or, to the Knowledge of Seller, any other party thereto, (c) Seller has, or prior to the Closing will have, performed all material obligations under such Assumed Contracts required to be performed by Seller on or before the Closing, (d) to the Knowledge of Seller, there is no event which, upon giving of notice or lapse of time or both, would constitute a breach or default under any such Assumed Contract or would permit the termination, modification or acceleration of such Assumed Contract, (e) there are no re-negotiations of, attempts or requests to re-negotiate or outstanding rights to re-negotiate any Assumed Contract with any Person and (f) Seller has not assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Assumed Contract.

6.17 Environmental Matters.

(a) Except as set forth on Schedule 6.17(a), Seller has not received and is not aware of any written notification from any Person in the last six (6) months relating to Environmental Laws or Hazardous Substances present at, on, upon, in, under, within, adjacent to or near any of the Subject Restaurants, nor have any such written notifications been delivered to any Subject Restaurant.

(b) Except as set forth in the environmental reports given to Buyer by Seller as set forth on Schedule 6.17(b), to Seller’s Knowledge, (i) none of the Subject Restaurants have previously been used for storage, manufacture or sale of Hazardous Substances or for any activity involving Hazardous Substances, and (ii) none have been affected by any release of Hazardous Substances, and Seller has not transported, or caused to be transported, any Hazardous Substances to or from any Subject Restaurant, except for Hazardous Substances which are used in the ordinary course of a fast food restaurant business in compliance with Environmental Laws.

(c) Except for the representations and warranties contained in Section 6.4, the representations and warranties contained in this Section 6.17 are Seller’s sole representations and warranties regarding environmental matters.

6.18 Bulk Sales. The transactions contemplated under this Agreement are not subject to any bulk sales, transfer or similar Law of any jurisdiction.

6.19 Investment Representations. The Preferred Stock, and the Conversion Shares will be acquired for Seller’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and Seller has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act, without prejudice, however, to Seller’s right at all times to sell or otherwise dispose of all or any part of such Preferred Stock (or the Conversion Shares) in compliance with applicable federal and state securities laws and the terms and provisions of the Certificate of Designation and other applicable Transaction Documents. Seller has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Preferred Stock, and Seller is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Preferred Stock. Seller is not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered. Seller understands that the shares of Preferred Stock are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from Parent in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances.

6.20 Seller Leases.

(a) Seller is the owner of the Owned Real Property in fee simple absolute and Seller has a valid leasehold interest in the Leased Real Property, subject to recorded easements, servitudes, covenants, conditions, restrictions, and other similar matters affecting title to the Subject Restaurant Real Property and other title defects that do not or would not materially impair the use or occupancy of the Subject Restaurant Real Property in the operation of a Subject Restaurant in accordance with the terms of the Franchise Agreement or Buyer’s rights under the Seller Lease with respect to such Subject Restaurant.

(b) Seller has full right, power and lawful authority to execute, deliver and perform its obligations under each Seller Lease, in the manner and upon the conditions and provisions therein contained and to grant the estate therein demised, with no other Person needing to join in the execution hereof in order for the Seller Lease to be binding on all parties having an interest in the Subject Restaurant Real Property. The execution and delivery of each Seller Lease by Seller and the due consummation of the transactions contemplated thereby constitute a valid and binding agreement of Seller. Neither the execution and delivery of any Seller Lease nor the consummation by Seller of the transactions contemplated thereby will constitute a violation of any provisions of applicable Law, result in the breach of or the imposition of any Lien on or constitute a default under any indenture or bank loan or credit agreement, license, permit, trust, custodianship or other restriction, which violations, breach, imposition of Lien or default would affect the validity of any Seller Lease.

(c) To Seller’s Knowledge, there are no unrecorded easements or encroachments affecting any portion of any Subject Restaurant Real Property.

(d) There are no pending or, to the Seller’s Knowledge, threatened Actions which might interfere with the quiet enjoyment of any Subject Restaurant Real Property by Buyer or that might materially impair the use or occupancy of any Subject Restaurant Real Property in the operation of a Subject Restaurant in accordance with the terms of the Franchise Agreement or Buyer’s rights under any Seller Lease. There are no outstanding defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a default or breach by either party under any master lease underlying a Leased Real Property.

(e) To Seller’s Knowledge, except as set forth on Schedule 6.20(e), each parcel of Subject Restaurant Real Property is located adjacent to public roads or streets with ingress and egress available between such public roads or streets and such Subject Restaurant, either by direct curb cut or by right of access over and across the adjacent property, for all purposes related to the operations of each Subject Restaurant with respect thereto, and any contemplated expansion thereof.

(f) Buyer has been provided with copies of each master lease underlying any Leased Real Property.

(g) Notwithstanding anything in this Agreement to the contrary, the Seller is not making any representation or warranty to the effect that any of the Subject Restaurants are in compliance with the Americans with Disabilities Act of 1990 and Buyer’s sole and exclusive remedy with respect to non-compliance with the Americans with Disabilities Act of 1990 shall be as set forth in Section 11.3(a).

(h) Except for the representations and warranties set forth in Sections 6.4, 6.10 and 6.17, the representations and warranties set forth in this Section 6.20 are Seller’s sole and exclusive representations and warranties regarding the Seller Leases.

6.21 No Other Representations and Warranties.

(a) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE VI (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES) OR ELSEWHERE IN THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY FRANCHISE DISCLOSURE DOCUMENT PROVIDED TO PARENT OR BUYER, SELLER DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT MADE OR INFORMATION COMMUNICATED (WHETHER ORALLY OR IN WRITING) TO BUYER OR ANY OF ITS AFFILIATES (INCLUDING, WITHOUT LIMITATION, ANY OPINION, INFORMATION OR ADVICE WHICH MAY HAVE BEEN PROVIDED TO BUYER OR ANY OF ITS AFFILIATES BY ANY DIRECTOR, OFFICER, EMPLOYEE, ACCOUNTING FIRM, LEGAL COUNSEL OR OTHER AGENT, CONSULTANT OR REPRESENTATIVE OF SELLER), INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

(b) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES TO THE BUYER AND ITS AFFILIATES EXCEPT AS CONTAINED IN THIS ARTICLE VI OR ELSEWHERE IN THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY FRANCHISE DISCLOSURE DOCUMENT PROVIDED TO PARENT OR BUYER, AND ANY AND ALL STATEMENTS MADE OR INFORMATION COMMUNICATED BY THE SELLER OR ANY OF ITS REPRESENTATIVES OUTSIDE OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT (INCLUDING BY WAY OF THE DOCUMENTS PROVIDED IN RESPONSE TO ANY WRITTEN DUE DILIGENCE REQUEST FROM BUYER OR ANY OF ITS AFFILIATES) OR ANY FRANCHISE DISCLOSURE DOCUMENT PROVIDED TO PARENT OR BUYER, WHETHER MADE VERBALLY OR IN WRITING, ARE DEEMED TO HAVE BEEN SUPERSEDED BY THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS AND SUCH FRANCHISE DISCLOSURE DOCUMENT.

(c) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO THE TRANSFERRED EMPLOYEE RECORDS INCLUDING, WITHOUT LIMITATION, AS TO THE COMPLETENESS OR ACCURACY OF SUCH TRANSFERRED EMPLOYEE RECORDS.

ARTICLE VII

PRE-CLOSING COVENANTS OF THE PARTIES

7.1 Access. From the date of this Agreement until the Closing Date, Seller shall (i) provide, or cause to be provided, to Buyer, Carrols, Parent, and their respective representatives, reasonable access to the offices, properties, books and records and representatives of the Subject Restaurants, (ii) furnish to Buyer, Carrols and Parent and their representatives, such financial and operating data related to the Subject Restaurants as such Persons reasonably request, including auditors’ workpapers, (iii) cause any of its corporate officers and personnel and any Subject Restaurant Employee or independent contractor of the Subject Restaurants to be available to meet with Buyer, Carrols and Parent and their representatives to discuss the Subject Restaurants and Purchased Assets, and (iv) cooperate with, and cause its representatives to cooperate with, Buyer, Carrols and Parent in their investigation of the properties of Seller related to the Subject Restaurants and of its financial and legal condition related to the Subject Restaurants; provided, however, that any such investigation described in clauses (i) through (iv) shall be conducted during normal business hours upon reasonable advance notice to Seller, under the supervision of Seller’s personnel and in such a manner as not to interfere with the normal operations of the Seller.

7.2 Cooperation With Financing Sources. Seller recognizes and acknowledges that Buyer, Carrols and/or Parent shall seek Financing in order to effectuate the transactions contemplated by this Agreement and Seller shall provide, or cause to be provided, to Buyer, Carrols and/or Parent’s actual or prospective Financing Sources reasonable access to such information concerning Seller or the Subject Restaurants as may be reasonably requested by such Financing Source(s) in order to secure the Financing (provided that, pursuant to the terms of the Confidentiality Agreement, Buyer shall indemnify Seller for any unauthorized use by such Financing Source(s) of any confidential information relating to Seller or the Subject Restaurants provided to such Financing Source(s) in connection herewith) and prepare such financial statements as may be reasonably requested by such Financing Source(s). In connection with the transactions contemplated by this Agreement, Buyer and/or Parent may assign or pledge all or any portion of its rights or obligations under this Agreement to such Financing Sources(s) in connection with the Financing provided that such assignment or pledge shall not relinquish Buyer or Parent from their obligations hereunder. Seller will, and will cause its personnel to, reasonably cooperate with Buyer, Carrols and Parent and any potential Financing Source in connection with the procurement of the Financing.

7.3 Covenants Related to the Conduct of Business Prior to the Closing.

(a) Except as otherwise consented to in writing by Buyer and Parent (which consent shall not be unreasonably withheld or delayed), or as otherwise expressly permitted by this Agreement, from the date of this Agreement until the Closing, Seller shall conduct the business of the Subject Restaurants only in the ordinary course of business consistent with past practice and (i) use its commercially reasonable efforts to keep available the services of its Supervisors (provided, that the parties acknowledge and agree that increases in salaries, benefits or other payments in order to keep available the services of such Supervisors shall not be deemed to be commercially reasonable hereunder), (ii) use its commercially reasonable efforts to preserve (A) its relationships with suppliers, licensers, licensees, advertisers, distributors and others having business dealings with the Subject Restaurants and (B) the goodwill of the Subject Restaurants; (iii) confer with Buyer, Parent and their representatives on a regular basis concerning material operational matters related to the Subject Restaurants; (iv) report to Buyer and Parent as and when reasonably requested, concerning the status of the Subject Restaurants, and its operations and finances and (v) not engage in any action, or refrain from taking any action, which would constitute a breach of the representations and warranties contained in Article VI (had such action or omission occurred as of the date hereof).

(b) Without limiting the generality of the foregoing, and except as (x) otherwise expressly provided in this Agreement, (y) required by Law, or (z) set forth on Schedule 7.3(b), from the date of this Agreement until the Closing, Seller shall not, without the written consent of Buyer and Parent:

(i) waive, amend or allow to lapse any material term or condition of any Lease (other than as set forth on Schedule 7.3(b)(i)) or Assumed Contract, except for any such actions taken in the ordinary course of business consistent with past practice;

(ii) enter into, modify or amend any Assumed Contract applicable to or binding upon any Subject Restaurant or the Purchased Assets or accelerate, terminate, modify or cancel any such Assumed Contract;

(iii) enter into any transaction with any Affiliate of Seller involving the Subject Restaurants or the Purchased Assets;

(iv) sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of any of the Purchased Assets, except for sales of Inventory in the ordinary course of business;

(v) except as otherwise set forth on Schedule 7.3(b)(v) hereto, enter into, amend, extend or renew any Lease related to the Subject Restaurants or send any notice with respect thereto provided that as to those Leases so designated on Schedule 7.3(b)(v), Seller shall timely take all necessary action to extend or renew the terms of such Leases;

(vi) remove any Purchased Assets from the Subject Restaurants (except for sales of Inventory in the ordinary course of business), unless the same are replaced prior to Closing with similar items of equal or greater quality;

(vii) reassign any of the Supervisors to any other location or restaurant or otherwise within Seller’s organization (other than in the ordinary course of business or within any district in which any Subject Restaurant is located);

(viii) increase or decrease the compensation of any Subject Restaurant Employee, other than as provided for in any written agreements or in the ordinary course of business;

(ix) adopt, amend or modify any Benefit Plan applicable to an Subject Restaurant Employee (other than in the ordinary course of business);

(x) take, enter into or consummate any transaction, agreement or action outside the ordinary course of Seller’s business or inconsistent with past practice or not of substantially the same character, type or magnitude as incurred in the past, in each case with respect to the Subject Restaurants; or

(xi) take, or agree in writing or otherwise to take, any of the foregoing actions.

(c) Except as otherwise consented to in writing by Seller (which consent shall not be unreasonably withheld or delayed), or as otherwise expressly permitted or contemplated by this Agreement (including the Spin-Off), from the date of this Agreement until the Closing, Parent shall conduct its business only in the ordinary course of business consistent with past practice.

7.4 Governmental Approvals and Other Third-Party Consents.

(a) Each party hereto shall, as promptly as possible, use its commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement (the “Governmental Consents”). Each party shall cooperate fully with the other party in promptly seeking to obtain all such Governmental Consents.

(b) Seller shall use commercially reasonable efforts to give all notices to, and seek all consents from, all third parties that are described in Section 6.4 and listed in the Schedules referenced therein (the “Required Consents”).

(c) Seller shall cause Parent, Buyer and Carrols Corporation to be added as named insureds under each of its environmental insurance policies, with respect to the Subject Restaurants, from the Closing Date through the earlier of 12:01 AM standard time on May 1, 2015 or the date that Seller ceases to have any fee or leasehold interest in the Subject Restaurant; provided, however, that solely Seller shall have the right to exercise the rights of ownership of such policies, including, but not limited to, the ability to increase or decrease coverage and agree to modifications or waivers of such policies; provided, further, that to the extent that each of Seller and Buyer have a claim under any such policy with respect to a Subject Restaurant, Seller shall have the sole authority to direct such claims process. Buyer shall have the ability, at its own cost, to participate in such claims process. Buyer shall be responsible for any deductible payable with respect to any such environmental insurance policy to the extent the facts and circumstances giving rise to the applicable claim occurred on or after the Closing and Seller shall be responsible for any deductible payable with respect to any such environmental insurance policy to the extent the facts and circumstances giving rise to the applicable claim occurred prior to the Closing.

7.5 Notice of Certain Events. From the date of this Agreement until the Closing Date, to the extent Seller has Knowledge of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby; (ii) any material Action or material complaint, investigation or hearing by any Governmental Authority (or communications indicating that the same may be contemplated) related to or impacting the Subject Restaurants or the Purchased Assets; (iii) any material Actions or investigations commenced or, to the Knowledge of Seller, threatened against, relating to or involving or otherwise affecting the Subject Restaurants; (iv) any order or notification relating to any material violation or claimed violation of Law involving or otherwise affecting the Subject Restaurants or the Purchased Assets; (v) any action or event which causes, or could reasonably be expected to cause, a breach of Section 7.3; (vi) any Material Adverse Effect on the Subject Restaurants or the Purchased Assets; (vii) any material breach of a representation or warranty made by it herein; (viii) any termination or change in employment status or any reassignment of any Supervisor; or (ix) any failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, Seller agrees that it will promptly notify Buyer and Parent in writing; provided that no notice of the facts, conditions or circumstances referred to therein delivered pursuant to this Agreement may be considered in determining the fulfillment of the conditions set forth in Section 9.2 hereof or be effective to cure or correct any breach of a representation, warranty or covenant which would have existed by reason of Seller not giving such notice and will not limit or otherwise affect the remedies available to Buyer and/or Parent.

7.6 Utilities and Contracts. Seller shall terminate all of the Subject Restaurant’s utility accounts effective as of the Closing Date and shall provide such reasonable cooperation, as requested by Buyer, to establish new utility accounts at the Subject Restaurants in the name of the Buyer. For the avoidance of doubt, in no event will Seller be required to transfer any utility accounts and/or related deposits to Buyer.

7.7 Exclusivity. From the date hereof until the earlier of the date this Agreement is terminated or the Closing Date, Seller and its employees, agents and representatives will not (i) initiate or encourage the initiation by others of, or engage in discussions or negotiations with, any Person or respond to solicitations by any Person relating to any sale or other disposition of all or any material part of the Purchased Assets or the Subject Restaurants, or (ii) enter into any agreement or commitment (whether or not binding) with respect to any of the foregoing transactions. Seller will immediately notify Buyer and Parent in writing if any third party attempts to initiate any solicitation, discussion or negotiation or present any offer with respect to any of the foregoing transactions.

ARTICLE VIII

ADDITIONAL COVENANTS AND AGREEMENTS

8.1 Further Assurances. Each party shall execute and deliver such additional instruments and other documents and shall use commercially reasonable efforts to take such further actions as may be reasonably necessary to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby. From the date hereof until the Closing, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to satisfy the closing conditions set forth in Article IX hereof. In addition, Seller shall provide reasonable cooperation, as requested by Buyer, to aid in the transition and procurement of any other third party services required to be obtained by Buyer in order to operate the Subject Restaurants following the Closing in substantially the same manner as the Subject Restaurants were operated prior to Closing.

8.2 Books and Records.

(a) In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of seven (7) years after the Closing, Buyer shall:

(i) retain the books and records (including personnel files) of Seller relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of Seller; and

(ii) upon reasonable notice, afford the representatives, advisors and consultants of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records.

(b) No party shall be obligated to provide any other party with access to any books or records (including personnel files) pursuant to this Section 8.2 where such access would violate any Law or order of any Governmental Authority.

8.3 Confidentiality. Each of the parties acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided by such other party pursuant to this Agreement and the Confidentiality Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 8.3 shall nonetheless continue in full force and effect. At Closing, the Confidentiality Agreement shall remain in full force and effect, other than with respect to Buyer’s, Parent’s and Carrol’s obligations relating to the Subject Restaurants and Purchased Assets, which shall terminate at such time, other than any obligations relating to trade secrets of the Seller.

8.4 Certain Tax Returns and Indemnity. Notwithstanding anything to the contrary set forth herein, all transfer, documentary, sales, use or registration Taxes incurred in connection with the sale or transfer of the Purchased Assets shall be paid 50% by Buyer and 50% by Seller. Each party to this Agreement will cooperate in the timely making of all filings, returns, reports and forms required in connection with this Agreement. Seller shall be liable for the payment of all of its Taxes. In no event will Buyer or Parent be liable for any income Taxes of Seller. Seller shall also be liable for the payment of all Taxes relating to the Purchased Assets for all taxable periods ending on or before the Closing Date, regardless of when assessed, and including any interest or penalties thereon. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the Taxes of the Seller for the Straddle Period for which Seller is liable will be computed as follows: any Tax based directly or indirectly on receipts and any credits, losses or deductions available with respect to any Tax, shall be allocated by assuming that the relevant taxable period ended on the Closing Date, and any other Tax shall be allocated based on a fraction, the numerator of which is the number of days in the portion of the taxable period ending on the Closing Date and the denominator of which is the total number of days in the taxable period. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this paragraph, taking into account the type of Tax to which the refund relates. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Seller, to the extent consistent with applicable Laws. The Buyer shall timely prepare and file with the appropriate Tax authority all Tax Returns for Straddle Periods. Any such Straddle Period Tax Return shall be furnished to the Seller for its review, comment and approval (which shall not be unreasonably withheld) at least fifteen (15) days prior to the due date (or extended due date) for filing such Tax Returns.

8.5 Employee Matters.

(a) The Seller shall terminate each Subject Restaurant Employee effective as of the Closing. Prior to the Closing, Seller shall permit Buyer to contact and make arrangements with any or all of the Subject Restaurant Employees, in the presence of representatives of the Seller, for the purpose of securing their employment by Buyer immediately after the Closing and for the purpose of ensuring the continuity of the Subject Restaurants after the Closing.

(b) The parties agree that (i) Buyer shall not assume, continue or maintain any Seller Benefit Plan; (ii) no assets or liabilities of any Seller Benefit Plan shall be transferred to, or assumed by, Buyer or Buyer’s benefit plans; and (iii) Seller shall be responsible solely for funding and/or paying any benefits under any Seller Benefit Plan, including any termination benefits and other employee entitlements accrued under such plans by or attributable to employees of Seller prior to the Closing Date. Buyer shall have no liabilities whatsoever in connection with the Seller Benefit Plans and Seller shall indemnify Buyer for any such liabilities pursuant to Article XI as Excluded Liabilities.

(c) Nothing in this Agreement, express or implied, shall confer upon any employee of Seller, or any representative of any such employee, any rights or remedies, including any right to employment or continued employment for any period, of any nature whatsoever.

(d) At or prior to Closing, Seller shall pay to, or on behalf of, the Subject Restaurant Employees all amounts which are due or may hereafter become due, for service performed by the Subject Restaurant Employees for or on behalf of Seller until the time of the Closing, under any Seller Benefit Plan or otherwise including, without limitation, any severance pay, sick or holiday pay or Accrued Vacation payable pursuant to any policy, program or arrangement maintained by Seller or imposed by applicable Law or regulation and will make all other payments thereunder that may be required after the Closing Date.

8.6 Publicity. Except as required by applicable Law, any exchange or organization on which Parent’s or Seller’s securities trade, or any Governmental Authority (in which case the other parties will be provided with an advance copy), no press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued by any party hereto without the prior approval of the other parties hereto, which shall not be unreasonably withheld or delayed.

8.7 Required Stockholder Approval; Listing.

(a) Parent shall provide each stockholder entitled to vote at the annual meeting of the stockholders of Parent to be held in 2012, which shall be held no later than August 31, 2012 (the “Stockholder Meeting Deadline”), or at any special meeting of the stockholders of the Company held prior to such date (as applicable, the “Stockholder Meeting”), a proxy statement meeting the requirements of Section 14 of the Exchange Act and the related rules and regulations promulgated thereunder (the “Proxy Statement”) soliciting each such stockholder’s affirmative vote at the Stockholder Meeting for the stockholder approval contemplated by Section 6(b) of the Certificate of Designation (the “Stockholder Approval”), and Parent shall use its commercially reasonable efforts to solicit its stockholders’ approval of such resolutions (which efforts shall include, without limitation, the requirement to hire a reputable proxy solicitor selected by Parent in its sole discretion) and to cause the board of directors of Parent to recommend to the stockholders that they approve such resolutions, unless the board of directors of Parent determines, after consultation with outside legal counsel, that making such recommendation would reasonably be expected to cause the board of directors to be in breach of its fiduciary duties under applicable law. If the Stockholder Approval is not obtained at the Stockholder Meeting, then Parent will use its commercially reasonable efforts (including continuing to recommend the Stockholder Approval to the stockholders to obtain the Stockholder Approval at each of the following meetings of the stockholders of Buyer until such Stockholder Approval is obtained.

(b) The Company shall provide the Seller’s legal counsel with reasonable opportunity to review and comment on the contents of the Proxy Statement solely relating to the matter scheduled for stockholder approval referenced in subparagraph (a) above. The Company shall keep the Seller reasonably apprised of the status of matters relating to the Proxy Statement and the Stockholder Meeting, in each case solely relating to such matter, including promptly furnishing the Seller and its counsel with copies of notices or other communications related to the Proxy Statement, the Stockholder Meeting or the transactions contemplated hereby received by Parent from the SEC or NASDAQ.

(c) On or prior to the Closing Date, Parent shall apply or provide applicable notices to cause the Conversion Shares to be listed for trading on the NASDAQ Global Market.

8.8 Board Composition. On or prior to Closing, Parent shall have received the resignation of a sufficient number of current directors of Parent’s board of directors (which resignation may be conditioned upon the Closing of the transactions contemplated hereby) (the “Director Resignations”) to allow for the election of the BK Director Nominees (as hereinafter defined). “BK Director Nominees” means two (2) persons nominated by Seller to the Parent’s board of directors. The initial BK Director Nominees shall be Daniel Schwartz and Steve Wiborg.

8.9 Required Financials. No later than (a) April 6, 2012, Seller shall deliver to Buyer copies of all of the Required Financials relating to the fiscal years ending December 31, 2009, December 31, 2010 (including the applicable predecessor and successor reporting periods) and December 31, 2011 and (b) thirty (30) days following the end of any interim period for which Required Financials must be delivered hereunder, Seller shall deliver to Buyer such interim Required Financials. The Required Financials shall be prepared in accordance with GAAP and shall comply with the requirements of the SEC as set forth in the SEC Letter, and will fairly present in all material respects the Purchased Assets, Assumed Liabilities, Revenues and Direct Operating Expenses of the Subject Restaurants as of the date, and for the periods, indicated therein (subject to, in the case of the unaudited statements, normal year end audit adjustments, none of which shall, in the aggregate, be material). The Required Financials that are audited will be accompanied by an unqualified opinion of Seller’s auditor.

8.10 Payment of Pro-rations.

(a) Buyer shall pay over and remit to Seller, promptly upon receipt, Seller’s pro-rata portion of any RSI Dividends paid to Buyer after the Closing, and any and all other amounts payable by Buyer to Seller pursuant to Section 2.7 hereof.

(b) Seller shall pay over and remit to Buyer, promptly upon receipt, Buyer’s pro-rata portion of any rebates paid to Seller after the Closing under the Soft Drink Agreements, and any and all other amounts payable by Seller to Buyer pursuant to Section 2.7 hereof.

8.11 Notice of Breaches. Each party hereto shall give the other parties hereto written notice if and when such party obtains Knowledge of any fact or circumstance that would cause the representations or warranties of another party hereunder to be untrue.

8.12 Tax Liens. Seller shall use commercially reasonable efforts to remove any Tax Liens on the Purchased Assets, Leases or Subject Real Property Leases no later than twenty (20) days following the Closing Date and Seller shall indemnify Buyer for any Losses related to such Tax Liens.

8.13 Estoppel Certificates. Seller shall use commercially reasonable efforts following the Closing to obtain estoppel certificates from those lessors or sublessors of Leased Real Properties that do not require the consent of such lessor or sublessor to enter into the Seller Leases in substantially the form attached hereto as Exhibit K (an “Estoppel Certificate”).

8.14 Non-Consented Properties.

(a) For any Non-Consented Properties for which a Management Agreement has been entered into in accordance with Section 9.1(g), if the Subject Restaurant still remains a Non-Consented Property after the end of the last renewal term of such Management Agreement, Buyer may, in its sole discretion, opt to, by written notice to Seller promptly following the end of such renewal term, (a) enter into a new Management Agreement with respect to such Subject Restaurant in substantially the form of the original Management Agreement with respect to such

Subject Restaurant or (b) take such commercially reasonable actions as are necessary in order to transfer all rights and assets with respect to such Subject Restaurant back to Seller and, in such case and upon transfer of such rights and assets, Seller shall pay Buyer an amount equal to the EBITDA for such Subject Restaurant as set forth on Schedule 6.6(a) multiplied by the Valuation Multiple (provided, however, that if the EBITDA for such Subject Restaurant as set forth on Schedule 6.6(a) is zero or negative, then no payment shall be due and owing).

(b) Seller agrees that Buyer, notwithstanding anything to the contrary in the Operating Agreement or Remodeling Plan for such Subject Restaurant, shall not be required to remodel any Subject Restaurant located on a Non-Consented Property until such time as such property is no longer a Non-Consented Property at which time Buyer shall be obligated to remodel in accordance with the Operating Agreement and Remodeling Plan or, if the time which such Remodeling Plan was to be commenced has already passed, to begin the remodeling as promptly as practicably after receipt of such consent.

(c) At such time that consent is received from the lessor or sub-lessor of a Non-Consented Property, Buyer and Seller shall promptly enter into a Franchise Agreement and Seller Lease with respect to the Subject Restaurant located on such previously Non-Consented Property and Buyer shall pay all franchise fees and other amounts due and owing with respect thereto.

ARTICLE IX

CONDITIONS TO CLOSING

9.1 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b) All Governmental Consents shall have been received, in form and substance reasonably satisfactory to the parties, and no such Governmental Consent shall have been revoked.

(c) No Action shall be pending seeking to restrain, prevent, change or materially delay the consummation of the transactions contemplated hereunder.

(d) The Spin-Off shall have been consummated on or prior to Closing.

(e) The Financing shall have been consummated, in such amount and on terms and conditions reasonably satisfactory to Seller, Parent and Buyer.

(f) Seller shall have received consents from the applicable lessor or sublessor in substantially the form attached hereto as Exhibit L for no less than (i) the number of Leased

Real Properties that require the consent of the lessor and/or sublessor thereof to enter into the Seller Leases (such list of consents is set forth on Schedule 6.10(l)(1)), in each case duly and properly executed by the lessor or sublessor, as the case may be, less (ii) no more than fifteen (15) such consents. The Leased Real Properties that require the consent of the lessor and/or sublessor thereof to enter into the Seller Leases for which a consent has not been received are referred to herein as the “Non-Consented Properties”).

(g) Management Agreements. For any Non-Consented Property, Buyer and Seller shall have entered into a management agreement that provides the economic benefit of the Subject Restaurant located on such Non-Consented Property to Buyer without violating the terms of the applicable lease or sub-lease for such Non-Consented Property (the “Management Agreements”). The Management Agreements shall be in form and substance reasonably satisfactory to Buyer and Seller and shall contain the following provisions unless otherwise agreed to by Buyer and Seller: (i) 90 day initial term, one additional automatic 30-day renewal term for so long as the consent of the lessor or sublessor for such Non-Consented Property has not been obtained, and, subject to the final sentence of this Section 9.1(g), two optional 30-day renewal terms thereafter, which may be exercised solely by Buyer for so long as the consent of the lessor or sublessor for such Non-Consented Property has not been obtained, and (ii) immediate termination of the Management Agreement upon receipt of the consent of the lessor or sublessor for such Non-Consented Property and a duly executed Franchise Agreement and Seller Lease between Buyer and Seller for such Non-Consented Property. Notwithstanding the foregoing, the two optional 30-day renewal terms shall be automatic renewals and not at the election of the Buyer for the first five Non-Consented Properties for which the consent of the lessor or sublessor for such Non-Consented Property has not been obtained after the initial 30-day renewal term and, to the extent there are more than five such Non-Consented Properties after the end of the initial 30-day renewal term, Buyer and Seller shall mutually agree which five of the Non-Consented Properties are subject to the two automatic 30-day renewal terms and which are subject to the two 30-day renewal terms at the option of Buyer.

9.2 Conditions to Obligations of Buyer and Parent. The obligations of Buyer and Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s and Parent’s waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Seller contained in Article VI shall be true and correct in all material respects at and as of the Closing Date (unless qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as if made at and as of such time (other than those made at and as of a specified date, which shall be true and correct in all material respects at and as of such specified date (unless qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects)).

(b) Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller prior to or on the Closing Date.

(c) Seller shall have delivered the Required Financials in accordance with Section 8.9.

(d) Seller shall have delivered to Buyer and Parent:

(i) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 9.2(a) and 9.2(b) have been satisfied.

(ii) a certificate from the Secretary of Seller certifying on the Closing Date that the following are true, correct and complete and attaching a copy thereof: (a) Seller’s articles of incorporation and bylaws as in effect immediately prior to the Closing, (b) resolutions unanimously and duly and validly adopted by Seller’s board of directors authorizing this Agreement and the transactions contemplated hereby, (c) an incumbency certificate, and (d) a certificate of good standing of Seller issued by the Secretary of State of Florida as of a date not more than ten days prior to the Closing Date;

(iii) the Bill of Sale and Assignment and Assumption Agreement, duly executed by Seller, in substantially the form attached hereto as Exhibit D (the “Bill of Sale”);

(iv) duly executed franchise agreements for each of the Subject Restaurants (other than with respect to any Subject Restaurant located on a Non-Consented Property) for the terms set forth in Schedule 9.2(d)(iv) in the form attached hereto as Exhibit E (the “Franchise Agreements”), executed by Seller;

(v) the Required Consents (other than those contemplated by Section 9.1(f));

(vi) duly executed leases and subleases for the Subject Restaurant Real Property (other than with respect to any Non-Consented Property) in substantially the form attached hereto as Exhibit F (the “Seller Leases”), executed by Seller;

(vii) an affidavit described in Section 1445(b)(2) of the Code from Seller in form and substance reasonably satisfactory to Buyer;

(viii) a duly executed operating agreement in substantially the form attached hereto as Exhibit G (the “Operating Agreement”), executed by Seller;

(ix) duly executed voting agreements in substantially the form attached hereto as Exhibit H (the “Voting Agreements”), executed by Seller;

(x) a duly executed registration rights agreement in substantially the form attached hereto as Exhibit I (the “Registration Rights Agreement”), executed by Seller; and

(xi) such other bills of sale, assignments and other instruments of transfer or conveyance as Buyer may reasonably request or as may otherwise be necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyer and assumption of Assumed Liabilities by Buyer.

(e) No event or circumstance shall have occurred or exist which constitutes a Material Adverse Effect.

(f) All Liens on the Purchased Assets shall have been released other than Permitted Liens.

9.3 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver (subject to any conditions below), at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Buyer contained in Article IV shall be true and correct in all material respects at and as of the Closing Date (unless qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as if made at and as of such time (other than those made at and as of a specified date, which shall be true and correct in all material respects at and as of such specified date (unless qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects)).

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) The representations and warranties of Parent contained in Article V shall be true and correct in all material respects at and as of the Closing Date (unless qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects) as if made at and as of such time (other than those made at and as of a specified date, which shall be true and correct in all material respects at and as of such specified date (unless qualified by materiality or Material Adverse Effect, in which case such representations and warranties shall be true and correct in all respects)).

(d) Parent shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(e) Parent shall have filed the Certificate of Designation with the Secretary of State of the State of Delaware, and shall have delivered to the Seller, at least one (1) day prior to Closing, evidence reasonably satisfactory to Seller that the Certificate of Designations was accepted by the Secretary of State and was effective to amend Parent’s Restated Certificate as set forth therein.

(f) Buyer shall have delivered to Seller:

(i) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 9.3(a) and 9.3(b) have been satisfied.

(ii) a certificate from the Secretary of Buyer certifying on the Closing Date that the following are true, correct and complete and attaching a copy thereof: (a) the Buyer’s formation documents and operating agreement as in effect immediately prior to the Closing, (b) resolutions unanimously and duly and validly adopted by Buyer’s sole member authorizing this Agreement and the transactions contemplated hereby, (c) an incumbency certificate, and (d) a certificate of good standing of Buyer issued by the Secretary of State of the State of Delaware as of a date not more than ten days prior to the Closing Date;

(iii) evidence of the satisfaction of all amounts due and payable under the Buyer Credit Facility;

(iv) the Bill of Sale, duly executed by Buyer;

(v) the Franchise Agreements, duly executed by Buyer;

(vi) the Seller Leases, duly executed by Buyer;

(vii) the Operating Agreement, duly executed by Buyer; and

(viii) Such other bills of sale, assignments, assumptions and other instruments of transfer or conveyance as Seller may reasonably request or as may otherwise be necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyer and the assumption of the Assumed Liabilities by Buyer.

(g) Parent shall have delivered to Seller:

(i) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Parent, that each of the conditions set forth in Section 9.3(c) and 9.3(d) have been satisfied.

(ii) a certificate from the Secretary of Parent certifying on the Closing Date that the following are true, correct and complete and attaching a copy thereof: (a) the Parent’s incorporation documents and by-laws as in effect immediately prior to the Closing, (b) resolutions unanimously and duly and validly adopted by Parent’s board of directors authorizing this Agreement and the issuance of the Preferred Stock, (c) an incumbency certificate, and (d) a certificate of good standing of Parent issued by the Secretary of State of the State of Delaware as of a date not more than ten days prior to the Closing Date;

(iii) certificates representing the Preferred Stock, duly issued by Parent;

(iv) evidence of the Director Resignations and the appointment of the initial BK Director Nominees in accordance with Section 8.8;

(v) (A) a Voting Agreement, duly executed by Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC (the “Jefferies Voting Agreement”), (B) the Amendment (as defined in the Jefferies Voting Agreement) and (C) a Voting Agreement, duly executed by Daniel T. Accordino; and

(vi) the Registration Rights Agreement, duly executed by Parent.

(h) Seller shall have received an opinion from Parent’s outside legal counsel covering the matters set forth on Exhibit J and otherwise in form and substance reasonably satisfactory to Seller.

(i) Seller shall have received the Required Consents (other than those contemplated by Section 9.1(f)).

(j) No event or circumstance shall have occurred or exist which constitutes a Parent Material Adverse Effect.

ARTICLE X

TERMINATION

10.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Seller and Buyer and Parent;

(b) by Buyer and Parent by written notice to Seller if: (i) any of the representations and warranties of Seller contained in Article VI shall fail to be true and correct as of the date made or (ii) there shall be a breach by Seller of any covenant or agreement of Seller in this Agreement that, in either case (i) or (ii), (A) would result in the failure of a condition set forth in Section 9.1 or 9.2 and (B) is not curable or, if curable, is not cured on or before the earlier of (x) the thirtieth (30th) day after Buyer and Parent provide Seller written notice thereof and (y) the day that is two (2) Business Days prior to the End Date; provided, that Buyer and Parent may not terminate this Agreement pursuant to this Section 10.1(b) if Buyer or Parent is in material breach of this Agreement;

(c) by Seller by written notice to Buyer and Parent if: (i) any of the representations and warranties of Buyer or Parent contained in Article IV or V, respectively, shall fail to be true and correct as of the date made or (ii) there shall be a breach by Buyer or Parent of any of its respective covenants or agreements in this Agreement that, in either case (i) or (ii), (A) would result in the failure of a condition set forth in Section 9.1 or 9.3 and (B) is not curable or, if curable, is not cured on or before the earlier of (x) the thirtieth (30th) day after Seller provides Buyer and Parent written notice thereof and (y) the day that is two (2) Business Days prior to the End Date; provided, that Seller may not terminate this Agreement pursuant to this Section 10.1(c) if Seller is in material breach of this Agreement; or

(d) by Buyer, Parent or Seller in the event that:

(i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(ii) any Governmental Authority shall have issued an order restraining or enjoining the transactions contemplated by this Agreement, and such order shall have become final and nonappealable; or

(iii) the Closing has not occurred on or prior to the End Date.

10.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect, and there shall be no Liability hereunder on the part of Parent, Buyer or Seller, except with respect to any breach of this Agreement by such party prior to termination and subject to the right to seek specific performance pursuant to Section 12.8 hereof. Notwithstanding the foregoing, Sections 8.3, 8.6 and Article XII, and this Section 10.2, shall survive any termination of this Agreement.

ARTICLE XI

INDEMNIFICATION PROCEDURES

11.1 Indemnity Obligations of Seller. Subject to the limitations set forth herein, after the Closing, Seller covenants and agrees to defend, indemnify and hold harmless Buyer and Parent, and their respective Affiliates and the respective officers, directors, employees, agents, advisers and representatives of the foregoing (collectively, and for the avoidance of doubt excluding Seller, the “Purchaser Indemnitees”), from and against, and to pay or reimburse Purchaser Indemnitees for, any and all Losses, based on, resulting from, arising out of or relating to:

(a) any misrepresentation or breach of any warranty of Seller contained in this Agreement or in any certificate or agreement delivered in connection herewith; provided that in determining whether any such misrepresentation or breach occurred, any “materiality” qualifiers and “Material Adverse Effect” qualifiers contained in any representation or warranty herein shall be disregarded;

(b) any failure of Seller to perform any covenant or agreement made or contained in this Agreement, or fulfill any obligation in respect thereof;

(c) any and all Excluded Liabilities and Excluded Assets; and/or

(d) any third party claim based upon, arising out of or relating to the Subject Restaurants or the Purchased Assets existing, arising or accruing in whole or in part on or prior to the Closing Date, without regard to whether such claim is pending on the Closing Date or arises at any time thereafter, or any failure to obtain any Required Consent as of Closing.

11.2 Indemnity Obligations of Buyer and Parent. Subject to the limitations set forth herein, after the Closing, each of Buyer and Parent covenants and agrees to defend, indemnify and hold harmless Seller, its Affiliates and their respective officers, directors, employees, agents, advisers and representatives (collectively, and for the avoidance of doubt excluding Buyer, the “Seller Indemnitees”) from and against any and all Losses based on, resulting from, arising out of or relating to:

(a) any misrepresentation or breach of any warranty of Buyer or Parent contained in this Agreement or in any certificate delivered in connection herewith; provided that in determining whether any such misrepresentation or breach occurred, any “materiality” qualifiers and “Material Adverse Effect” qualifiers contained in any representation or warranty herein shall be disregarded;

(b) any failure of Buyer or Parent to perform any covenant or agreement made or contained in this Agreement, or fulfill any other obligation in respect thereof

(c) any and all Assumed Liabilities; and/or

(d) any third party claim based upon, arising out of or relating to the Subject Restaurants or the Purchased Assets arising or accruing solely after the Closing Date (other than with respect to any Excluded Liabilities).

11.3 Special Indemnities.

(a) Notwithstanding anything in this Agreement to the contrary, Seller covenants and agrees to defend, indemnify and hold harmless the Purchaser Indemnities from and against any and all Losses based on, resulting from, arising out of or relating to any actual or alleged violation of the Americans with Disabilities Act of 1990 (an “ADA Violation”) at any Subject Restaurant existing, arising or accruing in whole or in part on or prior to, (i) with respect to the Subject Restaurants that are not subject to the Remodeling Plan, the one (1) year anniversary of the Closing Date, and (ii) with respect to the Subject Restaurants that are subject to the Remodeling Plan, the date that is the earlier of (the “Remodeling Completion Date”) (A) the date on which the Remodeling Plan is completed with respect to such Subject Restaurant and (B) December 31 of the year in which the Remodeling Plan is currently scheduled to occur with respect to such Subject Restaurant, in each case without regard to whether such claim is pending on the Closing Date or the Remodeling Completion Date, as applicable, or arises at any time thereafter, but excluding any Losses resulting solely from actions taken by the Buyer after the Closing. Nothing set forth elsewhere in this Article XI shall limit or restrict the special indemnity provided for in this Section 11.3(a).

(b) Notwithstanding anything in this Agreement to the contrary, Seller covenants and agrees that if Buyer loses possession of all or part of a Subject Restaurant located on a property for which an Estoppel Certificate has not been obtained prior to such time, (i) solely as a result of an action or omission on the part of Seller that results in Seller’s breach of the underlying master lease with respect to such Subject Restaurant, Seller will pay to Buyer an amount equal to the EBITDA for such Subject Restaurant as set forth on Schedule 6.6(a) multiplied by the Valuation Multiple (provided, however, that if the EBITDA for such Subject Restaurant as set forth on Schedule 6.6(a) is zero or negative, then no payment shall be due and owing) or (ii) as a result of an action or omission taken by a third party, then Seller shall pursue all commercially reasonable remedies available to Seller with respect to such action or omission and pay the proceeds of such remedies to Buyer and, for the avoidance of doubt, in each instance the applicable Seller Lease and Franchise Agreement shall be terminated with no further obligations thereunder and a pro-rata portion of any franchise fee paid by Buyer to Seller with respect to such Subject Restaurant shall be returned to Buyer as well as any unamortized costs incurred by Buyer in connection with any Remodeling Plan at such Subject Restaurant. For the avoidance of doubt, if the breach of the underlying master lease results from any action or omission by Buyer, then the provisions of this Section 11.3(b) shall not apply. Notwithstanding anything to the contrary contained in this Agreement, this shall be the sole and exclusive remedy of the Buyer and any other Purchaser Indemnitee with respect to a breach by Seller of any master lease with respect to a Subject Restaurant.

11.4 Indemnification Procedures. A party responsible for indemnifying another party or parties against any matter pursuant to this Agreement is referred to herein as the “Indemnifying Party”, and a party or parties entitled to indemnity is referred to as the “Indemnified Party.” An Indemnified Party under this Agreement shall, with respect to claims asserted against such party by any third party, give written notice to the Indemnifying Party of any Liability which might give rise to a claim for indemnity under this Agreement within ten (10) Business Days of the receipt of any written claim from any such third party, and with respect to other matters for which the Indemnified Party may seek indemnification, give prompt written notice to the Indemnifying Party of any Liability which might give rise to a claim for indemnity; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are materially prejudiced. As to any Action or proceeding by a third party, the Indemnifying Party shall be entitled, together with the Indemnified Party, to participate in the defense, compromise or settlement of any such matter through the Indemnifying Party’s own attorneys and at its own expense. At the Indemnifying Party’s expense, the parties shall provide such cooperation and such access to their books, records and properties as any party shall reasonably request with respect to such matter; and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof; it being understood that the Indemnified Party shall control any such defense (including any settlement thereof) through its own counsel, all at the Indemnifying Party’s expense. An Indemnifying Party shall not make any settlement of any claims without the written consent of the Indemnified Party. Without limiting the generality of the foregoing, it shall not be deemed unreasonable to withhold consent to a settlement involving injunctive or other equitable relief against the Indemnified Party or its assets, employees or business. With regard to third party claims for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earliest to occur of: (a) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, ten (10) days prior to the date that the judgment creditor has the right to execute the judgment; (b) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; (c) a settlement of the claim; or (d) with respect to indemnities for Tax Liabilities, upon the issuance of any binding resolution by a taxation authority. Notwithstanding the foregoing, expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party.

11.5 Expiration of Representations and Warranties. All representations and warranties in this Agreement will survive the Closing hereunder and continue in full force and effect thereafter for a period of eighteen (18) months and will thereupon expire together with any right to indemnification for breach thereof; provided, that the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4, 5.1, 5.2, 5.3(b), 5.5, 5.6, 5.11, 6.1, 6.2, 6.3, 6.5, 6.11(a), 6.15 and 6.19 hereof (the “Transactional Reps”) will survive until thirty (30) days following the end of the applicable statute of limitations. In addition, the representations and warranties contained in Section 6.20 shall survive, with respect to each Seller Lease, for the shorter of 20 years or the duration of the applicable Seller Lease (so long as Seller is the lessor under such Seller Lease) to which such representation or warranty relates. Notwithstanding the foregoing, all claims (and matters relating thereto) made in writing prior to the expiration of the applicable survival period shall not thereafter be barred by the expiration of such survival period and shall survive until finally resolved. All covenants and agreements shall survive the Closing indefinitely (except for those covenants and agreements required to be performed at or prior to the Closing, which covenants and agreements shall not survive the Closing).

11.6 Certain Limitations. The indemnification provided for in Section 11.1 and 11.2 shall be subject to the following limitations:

(a) Except as provided in Section 11.6(c), Seller shall not be liable to Purchaser Indemnitees for indemnification under Section 11.1(a) until the aggregate amount of all Losses in respect of indemnification under Section 11.1(a) exceeds $250,000 (the “Deductible”), and thereafter shall be liable only for such Losses in excess of the Deductible, subject to the other limitations set forth herein. Notwithstanding the foregoing, the aggregate liability of Seller for indemnification pursuant to Section 11.1(a) shall not exceed $4,000,000 (the “Cap”). Notwithstanding anything to the contrary set forth herein, the limitations set forth in this Section 11.6(a) shall not apply to Losses relating to Excluded Assets or Excluded Liabilities or any other indemnity provided for herein other than pursuant to Section 11.1(a), and such Losses shall not be counted toward Seller’s Deductible.

(b) Buyer shall not be liable to Seller Indemnitees for indemnification under Section 11.2(a) until the aggregate amount of all Losses in respect of indemnification under Section 11.2(a) exceeds the Deductible, and thereafter shall be liable only for such Losses in excess of the Deductible, subject to the other limitations set forth herein. Notwithstanding the foregoing, the aggregate liability of the Buyer for indemnification pursuant to Section 11.2(a) shall not exceed the Cap.

(c) Notwithstanding anything to the contrary set forth herein, the limitations set forth in Sections 11.6(a) and 11.6(b) shall not limit Liability of any Indemnifying Party for breaches of Transactional Reps, a breach of the representations or warranties set forth in Section 5.7(a), intentional breach, intentional misrepresentation or fraud, and all Losses based on, resulting from, arising out of or relating to such matters shall not be counted toward the Deductible.

(d) Payments by an Indemnifying Party pursuant to Section 11.1 or Section 11.2 in respect of any Losses shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party in respect of any such claim, less any related costs and expenses, including the aggregate cost of pursuing any related insurance claims and any related increases in insurance premiums or other chargebacks (it being agreed that neither party shall have any obligation to seek to recover any insurance proceeds in connection with making a claim under this Article XI and that, promptly after the realization of any insurance proceeds, indemnity, contribution or other similar payment, the Indemnified Party shall reimburse the Indemnifying Party for such reduction in Losses for which the Indemnified Party was indemnified prior to the realization of reduction of such Losses).

(e) Notwithstanding anything to the contrary contained herein, in the case of a breach of a representation, warranty or covenant of Seller hereunder that results in Buyer’s complete loss of or inability to operate a Subject Restaurant or that results in the permanent inability to operate a drive-thru at such Subject Restaurant (to the extent such Subject Restaurant had an operating drive-thru at any time during fiscal year 2011), then, in each case, without duplication, Buyer shall be permitted to seek indemnification in an amount equal to the EBITDA for such Subject Restaurant as set forth on Schedule 6.6(a) multiplied by the Valuation Multiple (provided, however, that if the EBITDA for such Subject Restaurant as set forth on Schedule 6.6(a) is zero or negative, then no payment shall be due and owing) and, for the avoidance of doubt, in each instance the applicable Seller Lease and Franchise Agreement shall be terminated with no further obligations thereunder. In addition, a pro-rata portion of any franchise fee paid by Buyer to Seller with respect to such Subject Restaurant shall be returned to Buyer as well as any unamortized costs incurred by Buyer in connection with any Remodeling Plan at such Subject Restaurant. However, if Buyer seeks such indemnity, it shall be the sole and exclusive remedy of the Buyer and any other Purchaser Indemnitee with respect to such breach by Seller and Buyer and any other Purchaser Indemnitee shall not be permitted to seek any additional Losses with respect to such breach. For the avoidance of doubt, the limitations set forth in Sections 11.6(a) and 11.6(b) shall not limit the Liability of Seller for Losses based on, resulting from, arising out of or under Section 11.3(b) and this Section 11.6(e).

(f) In connection with any indemnity claim brought by a Purchaser Indemnitee for a breach of the representation and warranty made by Seller in the second sentence of Section 6.6(a), no Purchaser Indemnitee shall be deemed to have suffered any Losses if the information contained on Schedule 6.6(a) fairly and accurately presents in all material respects the EBITDA for the Subject Restaurants taken as a whole.

11.7 Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price. In determining the amount of any indemnification payment for a Loss suffered or incurred by an Indemnified Party, the amount of such Loss shall be (i) increased to take into account any additional Tax cost incurred by the Indemnified Party arising from the receipt of indemnification payments hereunder (“Tax Costs”) and (ii) decreased to take into account any deduction, credit or other Tax benefit actually realized by the Indemnified Party with respect to such Loss (“Tax Benefits”). In computing the amount of any such Tax Cost or Tax Benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnification payment hereunder or the incurrence or payment of any indemnified Loss. To the extent a Tax Cost or Tax Benefit cannot be determined at the time an indemnity payment would otherwise be due hereunder, the indemnity payment shall be made without taking into account such Tax Cost or Tax Benefit and if and when the Tax Cost or Tax Benefit is actually determined and realized, the parties shall make any payments necessary to cause the indemnity payment to be what it would have been had such Tax Cost or Tax Benefit been determined and realized at the time the indemnity payment was originally made.

11.8 Right to Indemnification Not Affected by Knowledge or Waiver. The right to indemnification, payment of Losses or other remedy based upon breach of representations, warranties, covenants, agreements or obligations will not be affected by any investigation conducted with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, agreement or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, agreement or obligation, will not affect the right to indemnification, payment of Losses or other remedy based on such representations, warranties, covenants, agreements and obligations.

11.9 Sole Remedy. Except as provided in Section 12.8 and for the additional indemnity provisions set forth in Sections 7.4(c), 8.5(b) and 8.12, the indemnification provided for in this Article XI shall be the sole remedy of the parties for monetary damages with respect to breaches of this Agreement. For the avoidance of doubt, nothing contained in this Agreement shall limit the ability of either party to exercise its rights under any of the Franchise Agreements, Seller Leases or any other agreement other than this Agreement.

ARTICLE XII

GENERAL PROVISIONS

12.1 Entire Agreement; No Third Party Beneficiaries; Amendment; Waiver; Remedies. This Agreement (including the exhibits and schedules attached hereto), the Confidentiality Agreement and the other documents executed and delivered at the Closing pursuant hereto, contain the entire understanding of the parties in respect of the subject matter hereof and thereof and supersede all prior agreements, representations, warranties, covenants and understandings (oral or written) between or among the parties with respect to such subject matter. Except for Carrols and as provided in Article XI with respect to Persons entitled to indemnification hereunder, this Agreement is not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder. This Agreement may not be modified, amended, supplemented, canceled or discharged and no waiver hereunder may be granted, except by written instrument executed by all of the parties hereto. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties under this Agreement are in addition to all other rights and remedies, at law or in equity, that they may have against each other.

12.2 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing, shall be delivered in person, by facsimile or by a nationally recognized overnight delivery and shall be deemed given (a) when delivered in person, (b) on the day sent by facsimile, (c) on the day sent by email or (d) the Business Day after delivered to a nationally recognized overnight courier (postage pre-paid) for next Business Day delivery, in each case, at the following addresses (or at such other addresses as a party shall designate by written notice to the other party pursuant to this Section):

if to Buyer or Parent:

Carrols Restaurant Group, Inc.

968 James St.

Syracuse, NY 13203

Attention: Daniel T. Accordino, Chief Executive Officer

Facsimile: (315) 475-9616

Email: daccordino@carrols.com

with copies (that shall not constitute notice) to:

Akerman Senterfitt

335 Madison Avenue

26th Floor

New York, NY 10017

Attention: Wayne Wald

Facsimile: (212) 880-8965

Email: wayne.wald@akerman.com

if to Seller:

Burger King Corporation

5505 Blue Lagoon Drive

Miami, FL 33126

Attn: Jill Granat, General Counsel

Facsimile: (305) 378-3326

Email: jgranat@whopper.com

with copies (that shall not constitute notice) to:

Greenberg Traurig LLP

401 East Las Olas Boulevard

Suite 2000

Fort Lauderdale, FL 33301

Attention: Kara MacCullough

Facsimile: 954.765.1477

Email: macculloughk@gtlaw.com

12.3 Expenses; Legal Fees. In connection with this Agreement or any transaction contemplated hereby, each party shall pay its respective expenses, including, but not limited to, legal, accounting, brokers’ and investment banking fees and expenses. In the event of any dispute relating to this Agreement, the non-prevailing party shall pay the expenses and costs of the prevailing party, including but not limited to legal fees and costs.

12.4 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns and shall be enforceable by any such successors and assigns. Except as otherwise set forth herein, this Agreement and any rights and obligations hereunder (a) may not be assigned by Buyer or Parent without the prior written consent of Seller and (b) may not be assigned by Seller without the prior written consent of Buyer and Parent, in the case of each (a) and (b), which will not be unreasonably withheld; provided, however, that Buyer and Parent may without the consent of Seller assign their rights under this Agreement for collateral security purposes to any Financing Source(s) providing financing to Carrols, Parent, Buyer and/or any of their Affiliates.

12.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument. A facsimile or .pdf signature of any party shall be considered to have the same binding legal effect as an original signature.

12.6 Severability. If any word, phrase, sentence, clause, section, subsection or provision of this Agreement as applied to any party or to any circumstance is adjudged by a court to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforceability of any other word, phrase, sentence, clause, section, subsection or provision of this Agreement.

12.7 Arm’s Length Negotiations. Each party herein expressly represents and warrants to all other parties hereto that (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of its own legal, tax and business advisors before executing this Agreement; and (d) this Agreement is the result of arm’s length negotiations conducted by and among the parties and their respective counsel.

12.8 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

12.9 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF FLORIDA, WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Florida and the federal courts of the United States of America located in the State of Florida in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any Action or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Action or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Action or proceeding shall be heard and determined in such a Florida state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action or proceeding in the manner provided herein or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION.

[Signature Page To Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

SELLER:

BURGER KING CORPORATION

By:	/s/ Bernardo Hees

Name:	Bernardo Hees

Title:	CEO

BUYER:

CARROLS LLC

By:	/s/ Daniel T. Accordino

Name:	Daniel T. Accordino

Title:	President

PARENT:

CARROLS RESTAURANT GROUP, INC.

By:	/s/ Daniel T. Accordino

Name:	Daniel T. Accordino

Title:	President

List of Exhibits

Exhibit A:	Subject Restaurants

Exhibit B:	Form of Certificate of Designation

Exhibit C:	Intentionally Omitted

Exhibit D:	Form of Bill of Sale and Assignment and Assumption Agreement

Exhibit E:	Form of Franchise Agreement

Exhibit F:	Form of Seller Lease

Exhibit G:	Form of Operating Agreement

Exhibit H:	Form of Voting Agreement

Exhibit I:	Form of Registration Rights Agreement

Exhibit J:	Opinions of Counsel to Parent

Exhibit K:	Form of Estoppel Certificate

Exhibit L:	Form of Lessor/Sublessor Consent